Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of __April___ 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	This Form 6-K consists of the following:

       TELUS Corporation Consolidated Financial Statements and
             TELUS Management's Discussion and Analysis
               for the year ended December 31, 2002




===============================================================================





			TELUS CORPORATION

                CONSOLIDATED FINANCIAL STATEMENTS

		        DECEMBER 31, 2002







===============================================================================



MANAGEMENT'S REPORT

Management is responsible to the Board of Directors for the preparation of the consolidated financial statements of the Company and its subsidiaries. These statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and necessarily include some amounts based on estimates and judgements. Financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require employees to maintain the highest ethical standards, and has established mechanisms for the reporting to the audit committee of perceived accounting and ethics policy complaints. Annually the Company performs an extensive risk assessment process, which includes interviews with senior management and conducts a risk management survey distributed to a large sample of employees. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. The Company has recently instituted a Sarbanes-Oxley certification enablement process, which, among other things, cascades informative certifications from the key stakeholders within the financial reporting process which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures related to the preparation of the management's discussion and analysis and the consolidated financial statements contained in this report. They have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to when they were evaluated, nor were there any significant deficiencies or material weaknesses in these controls requiring corrective actions.

The shareholders appointed Arthur Andersen LLP as the external auditors of the Company at its annual meeting on May 1, 2002. As a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte & Touche LLP in June 2002, the Board of Directors appointed Deloitte & Touche LLP, as external auditors of the Company to fill the vacancy left when Arthur Andersen LLP ceased operations in Canada. Deloitte & Touche LLP has been appointed to express an opinion as to whether these consolidated financial statements present fairly the Company's consolidated financial position and operating results in accordance with Canadian GAAP. Their report follows.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its responsibility, it has appointed an audit committee that is comprised of a majority of independent directors, which oversees the financial reporting process. The committee meets no less than quarterly with management (including the internal auditors) and the external auditors to review various matters. It receives quarterly reports on: internal audit program results and evaluation of internal control systems; risk management services including notable projects for the quarter, legal claims and environmental issues; disaster recovery plans and financial derivative exposure. The audit committee also reviews and approves methods of controlling corporate assets and information systems on a quarterly basis and reviews major accounting policies including alternatives and potential key management estimates or judgements. The committee's terms of reference are available, on request, to shareholders.


Robert G. McFarlane
Executive Vice-President
and Chief Financial Officer



AUDITORS' REPORT

To the Shareholders of TELUS Corporation

We have audited the consolidated balance sheet of TELUS Corporation as at December 31, 2002 and the consolidated statements of income, retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Companies Act, we report that, in our opinion, except for the changes in accounting policies described in Note 2, these principles have been applied on a consistent basis.

The consolidated financial statements of TELUS Corporation as at December 31, 2001, were audited by other auditors whose report dated February 4, 2002, expressed an unqualified opinion on those statements.


Deloitte & Touche LLP
Chartered Accountants
Vancouver, B.C.
January 31, 2003

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES									      $ 7,006.7       $ 7,080.5
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations											4,488.1 	4,550.9
  Depreciation 											1,213.7 	1,127.6
  Amortization of intangible assets (Note 2(a))							  356.6 	  366.6
  Restructuring and workforce reduction costs (Note 5)						  569.9 	  198.4
---------------------------------------------------------------------------------------------------------------------------------
 												6,628.3 	6,243.5
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME FROM CONTINUING OPERATIONS							  378.4  	  837.0
  Other expense (income), net 									   40.8 	  (17.0)
  Financing costs (Note 6) 									  604.1 	  624.5
  Refinancing charge from debt restructuring							     - 		   96.5
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES,
 NON-CONTROLLING INTEREST AND GOODWILL AMORTIZATION						 (266.5)	  133.0
  Income taxes (recovery) (Note 7)								  (42.5)	   93.4
  Non-controlling interest									    3.1 	    3.6
  Goodwill amortization (Note 2(a))								     - 		  174.8
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS							 (227.1)	 (138.8)
  Discontinued operations (Note 8)								   (1.9)	  592.3
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)										 (229.0)	  453.5
  Preference and preferred share dividends							    3.5 	    3.5
  Interest on convertible debentures, net of income taxes					    6.8 	    7.0
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)						      $  (239.3)      $   443.0
=================================================================================================================================
INCOME (LOSS) PER COMMON SHARE AND NON-VOTING SHARE ($) (NOTE 9)
  Basic  - Continuing operations								   (0.75)	   (0.51)
	 - Discontinued operations								     - 		    2.02
	 - Net income (loss) (Note 2(a))							   (0.75)	    1.51
  Diluted- Continuing operations							           (0.75)	   (0.51)
	 - Discontinued operations								     - 		    2.02
	 - Net income (loss) (Note 2(a))							   (0.75)	    1.51
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)					    0.60 	    1.20
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (MILLIONS)
  - BASIC											  317.9 	  294.2
  - DILUTED											  317.9 	  294.2
=================================================================================================================================

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR								      $ 1,654.8       $ 1,563.4
Transitional impairment of intangible assets with indefinite lives (Note 2(a))			 (595.2)	     -
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance									1,059.6 	1,563.4
Net income (loss)										 (229.0) 	  453.5
---------------------------------------------------------------------------------------------------------------------------------
												  830.6 	2,016.9
Less: Common Share and Non-Voting Share dividends paid in cash 					  150.9 	  247.0
      Common Share and Non-Voting Share dividends reinvested
       in shares issued from Treasury								   39.0 	  104.6
      Preference and preferred share dividends							    3.5 	    3.5
      Interest on convertible debentures, net of income taxes					    6.8 	    7.0
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF Year (Note 18)							      $   630.4       $	1,654.8
=================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net (Note 1(j))					      $	     - 	      $	   17.1
  Accounts receivable (Notes 2(d), 11)								  640.4 	  972.1
  Income and other taxes receivable 								  134.0 	    7.1
  Inventories											   96.5 	  118.6
  Current portion of future income taxes (Note 7)						  138.8 	  147.0
  Prepaid expenses and other									  163.5 	  180.7
---------------------------------------------------------------------------------------------------------------------------------
												1,173.2 	1,442.6
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 12)
  Property, plant, equipment and other								8,025.9 	7,924.2
  Intangible assets subject to amortization (Note 2(a))						  998.5 	  980.1
  Intangible assets with indefinite lives (Note 2(a))						2,950.1 	3,855.5
---------------------------------------------------------------------------------------------------------------------------------
											       11,974.5        12,759.8
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 13)								 	  725.3   	  685.2
  Future income taxes (Note 7)									1,170.3 	  996.9
  Investments											   48.1 	   56.4
  Goodwill (Note 14)										3,124.6 	3,320.9
  Other												    3.8 	    3.8
---------------------------------------------------------------------------------------------------------------------------------
												5,072.1 	5,063.2
---------------------------------------------------------------------------------------------------------------------------------
											      $18,219.8       $19,265.6
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net (Note 1(j))					      $	    9.0       $	     -
  Accounts payable and accrued liabilities							1,198.8 	1,166.4
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 5)	  400.4 	  109.7
  Dividends payable										   52.2 	   45.5
  Advance billings and customer deposits						 	  330.3 	  310.8
  Short-term obligations (Note 15)								  190.3 	  229.9
---------------------------------------------------------------------------------------------------------------------------------
												2,181.0 	1,862.3
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 16) 									8,197.4 	8,651.4
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes (Note 7)									  992.3 	1,326.6
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 17)								  405.3 	  432.6
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									   11.2 	    8.0
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 18)
  Convertible debentures									  148.5 	  147.4
  Preference and preferred shares 								   69.7 	   69.7
  Common equity											6,214.4 	6,767.6
---------------------------------------------------------------------------------------------------------------------------------
												6,432.6 	6,984.7
---------------------------------------------------------------------------------------------------------------------------------
											      $18,219.8       $19,265.6
=================================================================================================================================
Commitments and Contingent Liabilities (Note 19)
The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

Director:	Director:

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations 						      $	 (227.1)      $	 (138.8)
Items not affecting cash:
  Depreciation and amortization								        1,570.3 	1,494.2
  Goodwill amortization									             - 		  174.8
  Future income taxes 									            9.2 	 (167.1)
  Gain on redemption of long-term debt							          (82.7)	  (65.9)
  Asset write-off related to restructuring 						            0.3 	   30.5
  Refinancing charge from debt restructuring						             - 		   96.5
  Net pension credits									           (9.8)	  (46.7)
  Other, net										          (17.8)	   (8.2)
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before restructuring and workforce reduction costs				1,242.4 	1,369.3
Restructuring and workforce reduction costs, net of cash payments (Note 5)			  290.7 	   96.0
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow 										1,533.1 	1,465.3
Net change in non-cash working capital from continuing operations (Note 20(a))			  213.2 	  (22.6)
Operating cash flow and net change in non-cash working capital
 from discontinued operations (Note 20(b))							   (4.3)	  (34.9)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities								1,742.0 	1,407.8
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 12)								       (1,693.3)       (2,249.4)
Purchase of spectrum										   (4.6)	 (355.9)
Acquisitions, net of cash acquired (Note 3)							     - 	 	 (375.4)
Proceeds from the sale of property								     - 		  228.4
Proceeds from divestitures (Note 8)								    8.2 	  939.6
Other												   (1.4)	   (8.6)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing activities						       (1,691.1)       (1,821.3)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued							   92.2 	  103.1
Public issuance of Non-Voting Shares (Note 18(i))						  337.4 	     -
Cost of public issuance of Non-Voting Shares (Note 18(i))					  (14.5)	     -
Dividends to shareholders									 (135.6)	 (325.2)
Long-term debt issued (Note 16(b)-(c))								  644.2 	7,152.1
Redemptions and repayment of long-term debt (Notes 16(b), (d)-(e))				 (901.0)       (1,878.3)
Change in short-term obligations								  (84.4)       (4,733.3)
Interest on convertible debentures								  (11.2)	  (12.3)
Amortization of debt issue costs and other							   (4.1)	   24.3
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities							  (77.0)	  330.4
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net					  (26.1)	  (83.1)
Cash and temporary investments, net, beginning of year					   	   17.1 	  100.2
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of year					      $	   (9.0)      $	   17.1
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE
Interest paid										      $	  675.8       $	  623.3
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 7)) paid (received)		      $	  (18.6)      $	  329.7
=================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Summary of Significant Accounting Policies
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in conformity with prevailing practices in the Canadian telecommunications industry.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

 (a) Consolidation
The consolidated financial statements include the accounts of the Company and all of the Company's subsidiaries, of which the principal ones are: TELUS Communications Inc. (including the TELE-MOBILE COMPANY partnership), TELUS Quebec Inc. (including TELUS Communications (Quebec) Inc.) and TELUS Services Inc. (including TELUS Enterprise Solutions Partnership).

 (b) Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates include: the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization; the allowance for doubtful accounts; the allowance for inventory obsolescence; the estimated useful lives of assets; the recoverability of intangible assets with indefinite lives; the recoverability of long-term investments; the recoverability of goodwill; the composition of future income tax assets and future income tax liabilities; the accruals for restructuring and workforce reduction costs; and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

 (c) Revenue Recognition
The Company earns the majority of its revenue (voice local, voice contribution, voice long distance, data and mobility network) from access to, and usage of, the Company's telecommunication infrastructure. The majority of the balance of the Company's revenue (other and mobility equipment) arises from providing products facilitating access to, and usage of, the Company's telecommunication infrastructure.

   Voice Local, Voice Long Distance, Data and Mobility Network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company's network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, upfront customer activation and installation fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.

When the Company receives no identifiable, separable benefit for consideration given to a customer, the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

   Voice Contribution: The Canadian Radio-television and Telecommunications Commission ("CRTC") has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost service areas ("HCSAs"). The CRTC, has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in HCSAs.

   Other and Mobility Equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. When the Company receives no identifiable, separable benefit for consideration given to a customer, the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

   Non-HCSA Deferral Account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that will affect the Company's wireline revenues for four-year periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost service areas ("non-HCSAs"), the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation (as measured by a chain-weighted GDPPI index), less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs ("SIPs") in qualifying non-HCSAs, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest is required to be accrued at the Company's short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account. As at December 31, 2002, a liability of $23 million has been recorded and is included with advance billings and customer deposits. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are recorded through operating revenues.

 (d) Advertising Costs
Costs of advertising production, airtime and space are expensed as incurred.

 (e) Research and Development
Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life. Research and development costs incurred during the year amounted to $40 million (2001 - $32 million) of which $39 million (2001 - $18 million) was capital in nature.

 (f) Depreciation and Amortization
Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. The composite depreciation rate for the year ended December 31, 2002, was 6.6% (2001 - 6.6%). Depreciation includes amortization of assets under capital leases.

Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives; estimated lives are annually reviewed. The wireline subscriber bases are amortized over 50 years and wireless subscriber bases are amortized over 7 years (see Note 2(a)). Software is amortized over 3 to 5 years and access to rights-of-way and other are amortized over 7 to 30 years.

Commencing January 1, 2002, rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amount arose from the December 2002 annual test. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): Communications and Mobility. Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model as a part of determining the fair value of its spectrum licences.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, the Company uses a combination of the discounted cash flow and the market comparable approach in determining the fair value of its reporting units.

 (g) Translation of Foreign Currencies
Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income (see Note 6).

The Company applies hedge accounting to the financial instruments used to establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity) (see Note 4 and Note 16(b)). The purpose of hedge accounting, in respect of the Company's designated currency hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the "hedging items") used to establish the designated currency hedging relationships and of the U.S. Dollar denominated long-term debt (the "hedged items"). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates, and interest rate index. Any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, is reflected in the Consolidated Statements of Income as "Financing costs".

In the application of hedge accounting, an amount (the "hedge value") is recorded in respect of the fair value of the hedging items only to the extent that their value counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the balance sheet date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items. Unrealized changes in the fair value of hedging items, net of the hedge value recorded (see Note
13), are recognized when all the hedged cash flows have occurred (see Note 6). If a previously effective designated hedging relationship becomes ineffective, all gains or losses relating to the hedging item are prospectively reflected in the Consolidated Statements of Income as "Financing costs".

 (h) Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

The Company's research and development activities may be eligible to earn Investment Tax Credits ("ITCs"). The Company's research and development activities and their eligibility to earn ITCs is a complex matter and, as a result, the threshold of more likely than not is normally only achieved after the relevant taxation authorities have made specific determinations. When it is more likely than not that the ITCs will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate (see Note 7).

 (i) Share-Based Compensation
The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. Canadian GAAP requires that a fair value be determined for share options at the date of grant and that such fair value is recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic value based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied (see Note 10). Proceeds arising from the exercise of share options are credited to share capital.

 (j) Cash and Temporary Investments, Net
Cash and temporary investments, which include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the balance sheet date. Cash and temporary investments, net, are classified as a liability on the balance sheet when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments.

 (k) Sales of Receivables
Effective July 1, 2001, transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in "Other expense (income), net". Such gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management's best estimates of the key assumptions - credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved.

For transfers of receivables occurring prior to July 1, 2001, the transactions were recognized as sales of receivables when the significant risks and rewards of ownership were transferred to the purchasers.

 (l) Inventories
The Company's inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories of wireless handsets, parts and accessories are valued at the lower of cost and replacement cost, with cost being determined on an average cost basis. Inventories of communications equipment are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

 (m) Capital Assets
Property is recorded at historical cost and, with respect to self-constructed property, includes materials, direct labour and applicable overhead costs. In addition, where construction projects exceed $20 million and are of a sufficiently long duration, an amount is capitalized for the cost of funds used to finance construction (see Note 6). The rate for calculating the capitalized financing costs is based on the Company's one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income as "Other expense (income), net".

 (n) Leases
Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2002, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings (see Note 17 and Note 21), were $151.2 million (2001 - $135.7 million).

Revenue from operating leases of equipment is recognized when service is rendered to customers. The leased equipment is depreciated in accordance with the Company's depreciation policy.

Prior to exiting the equipment leasing business conducted through its subsidiary (see Note 8), Telecom Leasing Canada (TLC) Limited, in 2001, the subsidiary acted as a financing intermediary in situations where TELUS was the lessor. The long-term leases receivable represented the present value of future lease payments receivable due beyond one year. Finance income derived from these financing leases was recorded so as to produce a constant rate of return over the terms of the leases.

 (o) Investments
The Company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments using the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable.

Carrying values of equity and cost investments are reduced to estimated market values if there is other than a temporary decline in the value of the investment; such reduction recorded is included in the Consolidated Statements of Income as "Other expense (income), net".

 (p) Other Long-Term Liabilities - Individual Line Service Program
Included in "Other Long-Term Liabilities" are past contributions from the Government of Alberta under the Individual Line Service program, which are recognized as revenue on a straight-line basis over the estimated useful life of the related assets (which is reached in 2003). The amount to be recognized as revenue within one year is included with "Advance billings and customer deposits" in the Consolidated Balance Sheets.

 (q) Employee Defined Benefit Plans
The Company accrues its obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain
(loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan.

2. Change in Accounting Policies
 (a) Intangible Assets and Goodwill
Commencing January 1, 2002, the new recommendations of the CICA for intangible assets and goodwill apply to the Company (CICA Handbook Section 3062) (see Note 1(f)).

The Company's intangible assets with indefinite lives, which are its spectrum licences, were tested for impairment as at January 1, 2002, and the impairment amount (the "transitional impairment amount") of $595.2 million ($910.0 million before tax) was considered to arise from a change in accounting policy and was charged directly to opening retained earnings.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002. The Company completed this test in the first quarter of 2002 and determined there was no goodwill transitional impairment amount.

In accordance with the new requirements, net income (loss) for prior periods presented is to be adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets with indefinite lives; the corresponding per share amounts are also required to be adjusted.

Years ended December 31 (millions except per share amounts)					2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  As reported										      $	 (229.0)      $	  453.5
  Add back: Goodwill amortization								     - 		  174.8
            Amortization of intangible assets with indefinite lives (a)				     - 		   50.8
---------------------------------------------------------------------------------------------------------------------------------
  As adjusted										      $	 (229.0)      $	  679.1
=================================================================================================================================
Income (loss) per Common Share and Non-Voting Share - basic and diluted
  As reported										      $	   (0.75)     $	    1.51
  Add back: Goodwill amortization								     - 		    0.60
            Amortization of intangible assets with indefinite lives (a)			             - 		    0.17
---------------------------------------------------------------------------------------------------------------------------------
  As adjusted										      $	   (0.75)     $	    2.28
=================================================================================================================================
 (a)	Net of taxes of $38.8 for the year ended December 31, 2001.

As required, TELUS reviewed the estimated useful lives associated with its intangible assets that are subject to amortization. Generally accepted accounting principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives of intangible assets that are subject to amortization:

Estimated useful lives
												Current		Former
---------------------------------------------------------------------------------------------------------------------------------
Subscribers - wireline										50 years	40 years
Subscribers - wireless 										 7 years   7 to 10 years
---------------------------------------------------------------------------------------------------------------------------------

 (b) Revenue Recognition - Consideration Given by a Vendor to a Customer Commencing January 1, 2002, the Company adopted the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force dealing with accounting for consideration given by a vendor to a customer (EITF 01-9), on a retroactive basis (see Note 1(c)). The Company considers this accounting change, which is required for U.S. GAAP reporting purposes, to result in a more appropriate presentation of transactions in the financial statements. For the year ended December 31, 2002, the impact of the change was to reduce operating revenues and operating expenses, for Mobility operations (both in 2002 and 2001) and Internet operations (in 2002 only), by $139.5 million (2001 - $122.1 million). The adoption of EITF 01-9 did not have an effect on the Company's financial position, key operating measures or cash flows.

 (c) Share-Based Compensation
Commencing January 1, 2002, the Company adopted the new recommendations of the CICA dealing with accounting for share-based compensation (CICA Handbook
Section 3870) (see Note 1(i)). As required, the accounting change was applied prospectively.

The CICA's Accounting Standards Board has announced that it anticipates finalizing, in 2003, amendments to Section 3870 which would result in companies no longer being allowed to use the intrinsic value method of accounting for share-based compensation; the amendments would be effective commencing with 2004 fiscal years.

 (d) Sales of Receivables
During the third quarter of 2002, the Company adopted the guidance of the CICA dealing with accounting for transfers of receivables (CICA Accounting Guideline AcG-12) (see Note 1(k)). As required, the accounting change was applied prospectively.

 (e) Translation of Foreign Currencies
During the fourth quarter of 2001, the Company adopted the new recommendations of the CICA dealing with gains and losses arising from translation of non-current monetary assets and liabilities denominated in a foreign currency (CICA Handbook Section 1650) (see Note 1(g)). The accounting change was applied on a retroactive basis and resulted in no material change.

 (f) Earnings Per Share
On January 1, 2001, the Company adopted the new recommendations of the CICA dealing with the calculation and reporting of earnings per share (CICA Handbook
Section 3500) (see Note 9).


3. Business Acquisitions
On October 12, 2001, the Company acquired PSINet's Canadian operations. The transaction has been accounted for as an asset purchase except for the acquisition of shares in CADVision Development Corporation, which was accounted for by the purchase method. Effective October 12, 2001 onwards, PSINet's and CADVision's results are included in the Company's Consolidated Statements of Income.

On June 29, 2001, the Company acquired all of the remaining 30% externally held shares of TELUS Quebec Inc., from Verizon Communications Inc., a significant shareholder. The transaction has been accounted for using the purchase method.

The Company acquired 100% of the outstanding shares of Arqana Technologies Inc., an information technology infrastructure services provider (July 4, 2001), Daedalian eSolutions Inc., an e.business solutions company (June 21,
2001), Williams Communications Canada Inc., a national data network company (May 31, 2001), and Columbus Group Communications Inc., an Internet professional services company (April 4, 2001) for a total of $106.1 million including acquisition costs. The total purchase consideration comprised of $79.2 million cash and $26.9 million of TELUS non-voting shares. The transactions have been accounted for using the purchase method. In addition to the recorded purchase price of these acquisitions, there is a total of $0.5 million (2001 - $10.7 million) of contingent consideration, which may be payable depending on revenues earned in the acquired companies and certain other criteria. Effective from the purchase dates onwards, the results of these acquisitions are included in the Company's Consolidated Statements of Income.

Year ended December 31, 2001 (millions)			PSINet		TELUS Quebec Inc.	Other (a)	Total
---------------------------------------------------------------------------------------------------------------------------------
Cash						      $   139.9       $   124.9 	      $   110.6       $   375.4
Non-Voting Shares					     - 		  160.1 		   26.9 	  187.0
---------------------------------------------------------------------------------------------------------------------------------
Total purchase price, including acquisition costs     $   139.9       $   285.0 	      $   137.5       $   562.4
=================================================================================================================================
Total identifiable assets			      $   138.0       $   282.6 	      $    91.5       $   512.1
Total liabilities					    3.6 	  140.0 		   48.6 	  192.2
---------------------------------------------------------------------------------------------------------------------------------
Net assets acquired					  134.4 	  142.6 		   42.9 	  319.9
Goodwill created					    5.5 	  142.4 		   94.6 	  242.5
---------------------------------------------------------------------------------------------------------------------------------
						      $   139.9       $   285.0 	      $   137.5        $  562.4
=================================================================================================================================
(a) Includes Arqana Technologies Inc., Daedalian eSolutions Inc., Williams
Communications Canada Inc. and Columbus Group Inc.

4. Financial Instruments
The Company's financial instruments consist of cash and temporary investments, accounts receivable, leases receivable, bank indebtedness, accounts payable, restructuring and workforce reduction accounts payable, dividends payable, short-term obligations, long-term debt, interest rate swap agreements, foreign exchange hedges and convertible debentures.

The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of these instruments, which were newly added during 2001, pertain to TELUS' U.S. Dollar borrowing. Use of these instruments is subject to a policy, which requires that no derivative transaction be effected for the purpose of establishing a speculative or a levered position, and sets criteria for the credit worthiness of the transaction counterparties.

 Price risk - interest rate: The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. The Company has entered into interest rate swap agreements that have the effect of fixing the interest rate on $107 million of floating rate debt. Hedge accounting is not applied to these swap agreements.

 Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity (see Note 1(g) and Note 16(b)).

The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not applied to these foreign currency forwards.

 Credit risk: The Company is exposed to credit risk with respect to its short-term deposits, accounts and leases receivable, interest rate swap agreements and foreign exchange hedges.

Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with accounts and leases receivable is minimized by the Company's large customer base, which covers all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.

Counterparties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of the deferred hedging asset (Note 13).

 Fair value: The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, leases receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

								2002					2001
---------------------------------------------------------------------------------------------------------------------------------
(millions)						Carrying	Fair 			Carrying 	Fair
							amount		value			amount		value
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt					     $  8,387.7	     $  8,338.2 	     $  8,796.8      $  9,126.7
Convertible debentures				     $    148.5	     $    137.6 	     $    147.4      $    150.7
Derivative financial instruments used to
 manage exposure to interest rate and
 currency risks (a) (Note 13)			     $    134.1	     $    315.7 	     $    190.1      $     (7.5)
---------------------------------------------------------------------------------------------------------------------------------
(a) Notional amount outstanding $4,925.7 (2001 - $5,280.6).

5. Restructuring and Workforce Reduction Costs
Restructuring and workforce reduction costs were recorded in 2001 and 2002 for Operational Efficiency Program ("OEP") costs. In 2001, the Company initiated a phased OEP aimed at improving operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. In the first quarter of 2001, a restructuring charge of $198.4 million was recorded. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges. By December 31, 2001, excluding the impacts of staff increases associated with acquisitions, there were approximately 800 net staff reductions as a result of the OEP.

The second phase of the OEP, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, on June 7, 2002, the Company initiated a program offering an Early Retirement Incentive Plan ("ERIP") and a Voluntary Departure Incentive Plan ("VDIP") to 11,000 of over 16,000 bargaining unit employees and on July 11, 2002, the Company announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the OEP commenced in the third quarter of 2002 and was focused on operationalizing the above noted initiatives. Twenty-four of the 43 customer contact centres targeted for consolidation were consolidated by December 31, 2002. All 33 of the TELUS stores targeted for closure were closed by December 31, 2002. Consolidation of administrative offices was largely completed by December 31, 2002. TELUS reduced its staff count by approximately 5,200 for the year ended December 31, 2002. Since the inception of the OEP in 2001, up to December 31, 2002, the Company has reduced its staff count by approximately 6,000, comprised of 4,200 bargaining unit positions and 1,800 management positions. TELUS currently expects approximately 1,300 additional net employee reductions as a result of the OEP to occur in 2003.

The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. The total restructuring and workforce reduction expense of $569.9 million for 2002 consisted of phase one expense of $12.5 million incurred in 2002, which was in excess of the phase one 2001 provision, as well as a $557.4 million provision in 2002 related to the second and third phases of the OEP. This 2002 provision included management and bargaining unit ERIP and VDIP employee acceptances and planned involuntary terminations, qualifying lease terminations and other operational efficiency pursuits. An additional restructuring amount of approximately $20 million is expected to be recorded in 2003 in respect of the OEP for items that were not eligible to be recorded in 2002.

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Workforce reduction costs
  Voluntary (Early Retirement Incentive Plan,
    Voluntary Departure Incentive Plan and other) (a)					      $	  403.9       $	   94.6
  Involuntary and other (b)									  153.5 	   73.3
---------------------------------------------------------------------------------------------------------------------------------
												  557.4 	  167.9
Lease termination charges									   10.1 	     -
Asset write-off and other charges								    2.4 	   30.5
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs							  569.9 	  198.4
Less:  Current payments										  273.8 	   71.9
       Asset write-off related to restructuring and other					     - 		   30.5
       Reclassified to other long-term liabilities
        (pension and other post-retirement benefit liabilities) 				    5.4 	     -
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs, net of cash payments			      $	  290.7       $	   96.0
=================================================================================================================================
(a) Includes an amount of $65.7 in respect of multi-employer pension plan expense that allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have (see Note 22).

(b) Includes an amount of $5.4 in respect of defined benefit pension plans that allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have (see Note 22).

6. Financing Costs

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt								      $  711.3        $   560.4
Interest on short-term obligations and other 							   3.6 	          145.2
Foreign exchange (gain) loss (a)								  (1.5)	            0.9
Gain on redemption of long-term debt (b)							 (82.7)	          (65.9)
---------------------------------------------------------------------------------------------------------------------------------
												 630.7 	          640.6
Capitalized interest during construction 						  	  (0.7)	           (3.3)
Interest income											 (25.9)	          (12.8)
---------------------------------------------------------------------------------------------------------------------------------
											       $  604.1       $   624.5
=================================================================================================================================
(a) These amounts include losses of $NIL (2001 - $1.5) in respect of hedge ineffectiveness (see Note 1(g)).
(b) These amounts include gains of $4.3 (2001 - $41.2), which arose from the associated settlement of financial instruments which hedged U.S. dollar denominated long-term debt that was extinguished (see Note 16(b) and Note
16(h)).

7. Income Taxes

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Current											      $   (51.7)      $	  260.5
Future												    9.2 	 (167.1)
---------------------------------------------------------------------------------------------------------------------------------
											      $   (42.5)      $	   93.4
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)				2002					2001
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax
 at statutory income tax rates			      $	 (105.0)	   39.4%	      $    52.7 	   39.6%
Non-taxable portion of gains				  (16.4)				     -
Revaluation of future tax assets and liabilities
 for decreases in statutory rates 			   31.3 				   14.9
Non-tax effected elements of net income before tax	   10.0 				    0.2
Prior year rates applied to settlement of tax issues	    2.4 				     -
Other							   11.0 				    6.6
---------------------------------------------------------------------------------------------------------------------------------
							  (66.7)	   25.0%		   74.4 	   55.9%
Large corporations tax					   24.2 				   19.0
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) per
 Consolidated Statements of Income		      $	  (42.5)	   15.9%	      $	   93.4 	   70.2%
=================================================================================================================================

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax assets and future income tax liabilities. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future tax assets (liabilities) are estimated as follows:

(millions)											2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Capital assets
  Property, plant, equipment, other and intangible assets subject to amortization	      $	  291.2       $	  399.3
  Intangible assets with indefinite lives							 (992.3)       (1,326.6)
Reserves not currently deductible								  145.7   	   28.7
Losses available to be carried forward								  765.8 	  642.9
Other												  106.4 	   73.0
---------------------------------------------------------------------------------------------------------------------------------
											      $	  316.8       $	 (182.7)
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
  Future tax assets
    Current										      $	  138.8       $	  147.0
    Non-current											1,170.3 	  996.9
---------------------------------------------------------------------------------------------------------------------------------
												1,309.1 	1,143.9
  Future tax liabilities									 (992.3)       (1,326.6)
---------------------------------------------------------------------------------------------------------------------------------
  Net future tax assets (liabilities)							      $	  316.8       $	 (182.7)
=================================================================================================================================

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits (see Note 1(e) and Note 1(h)). During the year ended December 31, 2002, the Company recorded Investment Tax Credits of $67.2 million (2001 - NIL) of which $50.5 million (2001 - NIL) was recorded as a reduction of Operations Expense and the balance was recorded as a reduction of capital expenditures.

8. Discontinued Operations
Pursuant to two agreements, one effective August 14, 2002, and one effective August 31, 2002, the Company sold its U.S. directory business to two arm's-length parties, for total proceeds of approximately $8 million and recognized a loss of $2.2 million (before and after tax) on the sale.

On June 1, 2001, the Company entered into an agreement, that closed on July 31, 2001, to sell substantially all of TELUS Advertising Services directory business and TELUS Quebec directory business to Dominion Information Services Inc., a wholly-owned subsidiary of a related party, Verizon Communications Inc., a significant shareholder, for total proceeds of $810 million representing fair market value. In the third quarter of 2001, the Company recognized a gain of $546.3 million ($710.9 million before tax) on the sale.

Effective September 30, 2001, the Company exited the equipment leasing business by securitizing its equipment leasing portfolio to an arm's-length trust through a concurrent lease agreement. The equipment-leasing portfolio will be financed, administered and serviced by a third party on behalf of the trust. As part of this transaction, the Company has entered into a long-term agreement whereby the third party will become the preferred provider of future equipment financing for TELUS customers. The gain and other income on the transaction was $3.9 million ($7.1 million before tax).

As a result of these transactions, the operating results of the affected directory and equipment leasing operations have been included in the Consolidated Statements of Income as "discontinued operations".

At December 31, 2002, and 2001, no material assets or liabilities of the discontinued operations remained. Income statement disclosures for discontinued operations are as follows:

				    TELUS Advertising Services		 Equipment Leasing		       Total
Years ended December 31 (millions)	2002  		2001		2002 		2001		2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Revenues			      $   5.0         $ 190.0         $     -         $   9.4	      $	  5.0         $	199.4
=================================================================================================================================
Operating results to measurement date
  Income (loss) before income taxes   $	  0.3         $  74.8         $	    - 	      $	  3.4         $	  0.3 	      $	 78.2
  Income taxes				   - 		 34.5 	            - 		  1.6		   - 	  	 36.1
---------------------------------------------------------------------------------------------------------------------------------
 Income (loss) from operations to
 measurement date			  0.3 	         40.3 	            - 	          1.8 	          0.3 		 42.1
Gain (loss) and other
  - Gross				 (2.2)	        710.9 	            - 		  7.1		 (2.2)		718.0
  - Income tax			  	   - 		164.6 	            - 		  3.2		   - 		167.8
---------------------------------------------------------------------------------------------------------------------------------
   - Net			         (2.2)	        546.3 	            - 		  3.9		 (2.2)		550.2
---------------------------------------------------------------------------------------------------------------------------------
Discontinued operations		      $  (1.9)        $ 586.6         $	    - 	      $	  5.7	      $	 (1.9)	      $	592.3
=================================================================================================================================

9. Per Share Amounts
Basic net income (loss) from continuing operations per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) from continuing operations by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Basic net income
(loss) per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures. The convertible debentures had no dilutive effect in the periods presented. Per share amount calculations for discontinued operations employ the same number of Common Shares and Non-Voting Shares as used in the income (loss) from continuing operations calculations.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations for income before discontinued operations.

Years ended December 31 (millions)					                        2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations			                              $	 (227.1)      $  (138.8)
Deduct:
	Preference and preferred share dividends					            3.5 	    3.5
	Interest on convertible debentures						            6.8 	    7.0
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and Non-Voting Share income (loss) from continuing operations  $	 (237.4)     $	 (149.3)
=================================================================================================================================
Years ended December 31 (millions)					                        2002		2001
---------------------------------------------------------------------------------------------------------------------------------

Basic total weighted average Common Shares and Non-Voting Shares outstanding		          317.9           294.2
Effect of dilutive securities
	Exercise of share options and warrants (a)						     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding		          317.9           294.2
=================================================================================================================================
(a) Share options, in the amount of 0.9 for the year ended December 31,
2001, were excluded from the calculations, as they were anti-dilutive.

10. Share-Based Compensation
The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. For share options granted after 2001, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using a weighted average fair value of $5.10 for options granted in 2002 would approximate the following pro forma amounts:

Year ended December 31 (millions except per share amounts)				                        2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost							                                      $	    6.9
Net income (loss)
	As reported											      $	 (229.0)
	Pro forma											      $	 (235.9)
Net income (loss) per Common Share and Non-Voting Share
	Basic and diluted
		As reported										      $	   (0.75)
		Pro forma										      $	   (0.77)
---------------------------------------------------------------------------------------------------------------------------------

Due to the fact that only share options granted after 2001 are included, these pro forma disclosures are not likely to be representative of the effects on reported net income (loss) for future years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes model with weighted average assumption for grants as follows:

Year ended December 31 							                                        2002
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate								                                   4.9%
Expected lives (years)								                                   6.2
Expected volatility								                                    37%
Dividend rate								                                           3.8%
---------------------------------------------------------------------------------------------------------------------------------

Forfeitures of options are accounted for in the period of forfeiture.

11. Accounts Receivable
On July 26, 2002, TELUS Communications Inc. ("TCI"), a wholly-owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term.

On September 30, 2002, this securitization agreement was amended in order to make available for purchase by the securitization trust an interest in a certain class of TCI's trade receivables, which were previously of the type sold to a different arm's-length securitization trust under a prior securitization agreement dated November 20, 1997. During the third quarter of 2002, TCI delivered a notice of termination in respect of this prior securitization; collection and final remittances of the corresponding accounts receivable had been completed by September 27, 2002.

(millions)	                                                                                2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	1,139.0       $	1,122.8
Securitized receivables		                                                                 (595.4)	 (158.2)
Retained interest in receivables sold (a)		                                           96.8 	    7.5
---------------------------------------------------------------------------------------------------------------------------------
Receivables held	                                                                      $	  640.4       $	  972.1
=================================================================================================================================
(a) Includes receivables sold pre and post adoption of AcG-12 (see Note 2(d)).

The Company recognized a loss of $3.7 million on the sale of receivables, arising from the 2002 securitization. The loss on sale of receivables is comprised of the discount on sale of receivables, the adjustment arising from the fair valuation of the Company's retained interest and servicing.

Cash flows from the 2002 securitization (see Note 2(d)) are as follows:

Years ended December 31 (millions)							                        2002
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from new securitizations							                      $	  475.0
Proceeds from collections reinvested in revolving period securitizations				      $	1,419.7
Proceeds from collections pertaining to retained interest						      $	  281.5
---------------------------------------------------------------------------------------------------------------------------------

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest (see
Note 2(d)) are as follows:

Years ended December 31							                                        2002
---------------------------------------------------------------------------------------------------------------------------------
Expected credit losses as a percentage of accounts receivable sold					           2.4%
Weighted average life of the receivables sold (days)							            39
Effective annual discount rate								                           4.2%
Servicing								                                           1.0%
---------------------------------------------------------------------------------------------------------------------------------

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2002, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 per cent and 20 per cent changes in those assumptions are as follows:

					                                             Hypothetical change in assumptions (a)
($ in millions)			                                        2002		        10%		20%
---------------------------------------------------------------------------------------------------------------------------------
Carrying amount/fair value of future cash flows			     $	   96.8
Expected credit losses as a percentage of accounts receivable sold          1.8%	      $     1.1        $    2.1
Weighted average life of the receivables sold (days)			    39   	      $	     - 	       $    0.1
Effective annual discount rate				                    4.2%	      $	     - 	       $    0.1
---------------------------------------------------------------------------------------------------------------------------------
(a) These sensitivities are hypothetical and should be used with caution.
Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in change in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

12. Capital Assets, Net

                                                        	    Accumulated
								  Depreciation and
							Cost	    Amortization		  Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
(millions)				                    					2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
	Telecommunications assets		     $ 15,902.4     $	9,649.5 	     $	6,252.9      $	6,009.2
	Assets leased to customers		          416.3 	  338.8 		   77.5 	   95.9
	Buildings		                        1,514.9 	  678.9 		  836.0 	  779.6
	Office equipment and furniture		          841.9 	  561.1 		  280.8 	  261.2
	Assets under capital lease			   31.7 	   21.4 		   10.3 	   25.1
	Other		                                  383.6 	  239.6 		  144.0 	  127.8
	Land		                                   55.4 	     - 			   55.4 	   58.9
	Plant under construction		          341.6 	     - 			  341.6 	  512.9
	Materials and supplies		                   27.4 	     - 			   27.4 	   53.6
---------------------------------------------------------------------------------------------------------------------------------
		                                       19,515.2        11,489.3 		8,025.9         7,924.2
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
	Subscriber base					  362.9 	   51.3 		  311.6 	  333.8
	Software					1,079.8 	  479.5 		  600.3 	  553.8
	Access to rights-of-way and other		  110.8 	   24.2 		   86.6 	   92.5
---------------------------------------------------------------------------------------------------------------------------------
							1,553.5 	  555.0 		  998.5 	  980.1
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
	Spectrum licences (a)		                3,968.6 	1,018.5 		2,950.1 	3,855.5
---------------------------------------------------------------------------------------------------------------------------------
	                                             $ 25,037.3      $ 13,062.8 	     $ 11,974.5       $12,759.8
=================================================================================================================================
(a) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount (see Note 2(a)).

Included in capital expenditures for the year ended December 31, 2002, were additions of intangible assets subject to amortization of $350.3 million (2001
- $539.4 million).

13. Deferred Charges

(millions)											2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions in excess
  of charges to income									       $  367.9        $  276.9
Cost of issuing debt securities, less amortization	 					   53.4 	   68.7
Deferred hedging asset										  134.1 	  190.1
Deferred customer activation and installation costs (Note 1(c))					  100.3 	  122.5
Other												   69.6 	   27.0
---------------------------------------------------------------------------------------------------------------------------------
											       $  725.3        $  685.2
=================================================================================================================================

14. Goodwill
For the year ended December 31, 2002, goodwill additions arising from acquisitions (see Note 3) were $3.7 million (2001 - $242.5 million). For the year ended December 31, 2002, goodwill reductions arising primarily from discontinued operations (see Note 8) were $6.3 million (2001 - $4.4 million).

During 2002, the Company updated its estimate of the net income tax benefits that were obtained in the course of acquiring Clearnet Communications Inc. on October 19, 2000. This has resulted in an increase to the future income tax asset of $193.2 million, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisition.

15. Short-Term Obligations

(millions)											2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Current maturities of long-term debt						              $	  190.3       $   145.4
Bank borrowings										             -		   49.5
Notes payable under commercial paper programs						             - 		   35.0
---------------------------------------------------------------------------------------------------------------------------------
 										              $	  190.3       $	  229.9
=================================================================================================================================

At December 31, 2002, the Company's available bilateral bank facilities totalled $74 million, of which $5 million was utilized in the form of outstanding undrawn letters of credit. Borrowings under bilateral bank facilities, at December 31, 2001, were comprised primarily of amounts borrowed by TELUS Communications (Quebec) Inc. and carried a weighted average interest rate of 3.5%.

Notes payable under commercial paper programs are unsecured. Outstanding notes payable under these programs, at December 31, 2001, carried a weighted average interest rate of 4.44%.

16. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
	Series			Rate			Maturity				2002		2001
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes (b)
	 CA			  7.5%			June 2006			   $	1,569.7   $	1,589.1
	U.S.		 	  7.5%			June 2007				1,835.5		2,062.1
	U.S.			  8.0%			June 2011				3,026.6 	3,171.1
--------------------------------------------------------------------------------------------------------------------------------
												6,431.8		6,822.3
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Bank Facilities (c)			May 2004			 	  655.0 	  485.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures (d)
	 1			12.00%			May 2010			  	   50.0 	   50.0
	 2			11.90%			November 2015				  125.0  	  125.0
	 3			10.65%			June 2021				  175.0 	  175.0
	 4			 9.15%			April 2002				     - 		    1.0
	 5			 9.65%			April 2022				  249.0 	  249.0
	 A			 9.50%			August 2004				  189.5 	  200.0
	 B			 8.80%			September 2025				  200.0 	  200.0
--------------------------------------------------------------------------------------------------------------------------------
												  988.5 	1,000.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures (e)
	96-3			 6.25%			February 2002				     - 		   20.0
	96-5			 7.25%			April 2002				     - 		   30.0
	96-6			 6.00%			January 2002				     - 		   25.0
	96-7			 6.125%			January 2002				     - 		   30.0
	96-9			 6.25%			August 2004				   20.0 	   20.0
	99-1			 6.40%			June 2003				  151.0 	  200.0
--------------------------------------------------------------------------------------------------------------------------------
												  171.0 	  325.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds	(f)
	 T			10.80%			March 2003				   30.0 	   30.0
	 U			11.50%			July 2010				   30.0 	   30.0
--------------------------------------------------------------------------------------------------------------------------------
												   60.0 	   60.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes (g)
	 1			 7.10%			February 2007				   70.0 	   70.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes (h)	                                 	    0.8             1.5
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 5.33% to 19.9% and maturing
  on various dates up to 2006 									   10.1	           24.8
--------------------------------------------------------------------------------------------------------------------------------
Other 												    0.5 	    8.2
--------------------------------------------------------------------------------------------------------------------------------
Total debt											8,387.7 	8,796.8
Less - current maturities									  190.3 	  145.4
--------------------------------------------------------------------------------------------------------------------------------
Long-term Debt										   $	8,197.4	   $	8,651.4
================================================================================================================================

(b) TELUS Corporation Notes
The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company and are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

 2006 (Canadian Dollar) Notes: In May 2001, the Company issued $1.6 billion Notes at a price of $992.30 per $1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (a) the present value of the notes discounted at the Government of Canada yield plus 35 basis points, or (b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

 2007 and 2011 (U.S. Dollar) Notes: In May 2001, the Company issued U.S.$1.3 billion 2007 Notes at a price of U.S.$995.06 per U.S.$1,000.00 of principal to the public and U.S.$2.0 billion 2011 Notes at a price of U.S.$994.78 per U.S.$1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (a) the present value of the notes discounted at the Adjusted Treasury Rate plus 25 basis points in the case of the 2007 Notes and 30 basis points in the case of the 2011 Notes, or (b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

 2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (2001 - U.S.$3.3 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed rates of 8.109% (2001 - 8.109%) and 8.493% (2001 - 8.494%), respectively. The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness (see Note 4).

As disclosed in Note 1(g), the Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements, which at December 31, 2002, comprised a deferred hedging asset of $134.1 million (2001 - $190.1 million) (see Note
13), in addition to fixing the Company's effective interest rate, effectively fix the economic exchange rate of the U.S. Dollar notes at C$1.5374:U.S.$1.00 (2001 - C$1.5376:U.S.$1.00). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

 Repurchases: During the third quarter of 2002, the Company repurchased 2006 (Canadian Dollar) Notes, 2007 and 2011 (U.S. Dollar) Notes, with face values of $22.0 million, U.S.$133.5 million and U.S.$75.0 million, respectively. The gain on repurchasing these Notes and the gain on the corresponding amount of the 2007 and 2011 Cross Currency Interest Rate Swap Agreements terminated have been included as a component of financing costs (gain on redemption on long-term debt) (Note 6). Proceeds from the public issuance of Non-Voting Shares (Note 18(j)) in the third quarter of 2002 were, effectively, used to repurchase these Notes as well as TELUS Communications Inc. Debentures and TELUS Communications Inc. Medium Term Notes.

(c) TELUS Corporation Bank Facilities
TELUS Corporation's unsecured syndicated bank credit facilities at December 31, 2002, consisted of: i) a $1.5 billion (or the U.S. Dollar equivalent) revolving credit facility expiring on May 30, 2004, used for general corporate purposes, and ii) a 364-day facility with $800 million (or the U.S. Dollar equivalent) in available credit on a revolving basis until May 28, 2003, at which time it may be extended, given majority lender approval, for an additional 364-day revolving period or, if an extension is not granted, on a non-revolving basis for 364 days for any amounts outstanding at May 28, 2003. The 364-day facility may be used for general corporate purposes including the backstop of commercial paper issued by the Company or TELUS Communications Inc.

The $1.5 billion and the 364-day facilities bear interest at prime rate, U.S. Dollar Base Rate, Bankers' Acceptance rate or LIBOR, plus applicable margins.

Given the revolving nature of the $1.5 billion facility and the May 2004 maturity date, the $655 million (2001 - $485 million) drawn under this facility is classified as long-term debt. Outstanding undrawn letters of credit under the $1.5 billion facility at December 31, 2002, totalled $47.0 million and subsequent to year-end were increased to $101.8 million. The 364-day facility was undrawn at year-end and there were no outstanding undrawn letters of credit.

(d) TELUS Communications Inc. Debentures
The outstanding Series 1 through 5 debentures were issued by BC TEL,a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated May 31, 1990 and are non-redeemable.

The outstanding Series A Debentures and Series B Debentures were issued by AGT Limited, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated August 24, 1994 and a supplemental trust indenture dated September 22, 1995 relating to Series B Debentures only. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days' notice at the Government of Canada Yield plus 15 basis points. During 1995 the Company terminated an interest rate swap contract relating to the Series A Debentures and realized a gain on early termination in the amount of $16.8 million which is being amortized and credited to interest expense over the remaining term of the Series A Debentures. The amortization of the gain resulted in an effective rate of interest on Series A Debentures in 2002 of 8.79% (2001 - 8.79%).

Pursuant to an amalgamation on January 1, 2001, all these Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt subject to a debt to capitalization ratio and interest coverage test.

 Repurchases: During the second half of 2002, the Company repurchased TELUS Communications Inc. Debentures, due August 2004, with a face value of $10.5 million. The gain on repurchasing these Debentures has been included as a component of financing costs (gain on redemption on long-term debt) (Note 6). Proceeds from the public issuance of Non-Voting Shares (Note 18(j)) in the third quarter of 2002 were, effectively, used to repurchase some of these Debentures as well as TELUS Corporation Notes and TELUS Communications Inc. Medium Term Notes.

(e) TELUS Communications Inc. Medium Term Note Programs
At December 31, 2002, TELUS Communications Inc. had two series of extendible medium term notes outstanding. These unsecured notes were originally issued by BC TEL pursuant to a Trust Indenture dated May 31, 1990 and a supplement dated October 24, 1994. In June 2000, $200 million of 6.4% notes were issued that mature in June 2003, extendible to 2030 at the option of the holder. If extended, the coupon rate increases to 7.25%. At December 31, 2002, the remaining series of medium term notes, totaling $171 million, have maturities of $151 million in 2003 and $20 million in 2004. The $20 million note, which currently has a maturity date of August 2004, is extendible at the option of TELUS Communications Inc. on a periodic basis through 2007.

 Repurchases: During the third quarter of 2002, the Company repurchased TELUS Communications Inc. 6.4% Medium Term Notes with a face value of $49.0 million. The gain on repurchasing these Notes has been included as a component of financing costs (gain on redemption on long-term debt) (Note 6). Proceeds from the public issuance of Non-Voting Shares (Note 18(j)) in the third quarter of 2002 were, effectively, used to repurchase these Notes as well as TELUS Corporation Notes and TELUS Communications Inc. Debentures.

(f) TELUS Communications (Quebec) Inc. First Mortgage Bonds
The first mortgage bonds of all series are secured equally and rateably by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications (Quebec) Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights as well as by an hypothec on all of the movable and the immovable property, present and future of TELUS Communications (Quebec) Inc. The first mortgage bonds are not redeemable prior to maturity.

(g) TELUS Communications (Quebec) Inc. Medium Term Note Program
The medium term notes were issued under a trust indenture dated September 1, 1994 as supplemented from time to time, and are unsecured and not redeemable prior to maturity. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage.

(h) TELUS Communications Inc. Senior Discount Notes
In June 2001, the indentures governing the notes were amended by supplemental indentures pursuant to an Offer to Repay and Consent Solicitation. The effect of the supplemental indentures was to remove the limitations on business activities previously imposed by restrictive covenants. The Offer to Repay resulted in the redemption of approximately 99.9% of the four series of Senior Discount Notes.

In April 1999, Clearnet (which was acquired by the Company in 2000) entered into cross currency interest rate swap agreements which effectively converted principal repayments and interest obligations to Canadian dollar requirements with an effective fixed rate of approximately 9.9%. During 2001, these swap agreements were terminated, the security was released and a gain of $41.2 million was recognized (see Note 6).

During the third quarter of 2002, the 11.75% Senior Discount Notes, due 2007, were called for redemption and were redeemed. Pursuant to a corporate reorganization effected September 30, 2002, the outstanding Clearnet Inc. Senior Discount Notes, which mature in 2008 and 2009, became obligations of TELUS Communications Inc.

(i) Long-Term Maturities
Anticipated requirements to meet long-term debt repayments during each of the five years from December 31, 2002, are as follows:

(millions)
---------------------------------------------------------------------------------------------------------------------------------

        2003		                                                                        	      $   190.3
        2004			                                                                        	  867.0
        2005			                                                                                     -
        2006			                                                                        	1,578.0
        2007			                                                                        	1,868.2


17. Other Long-Term Liabilities
(millions)											2002	        2001
--------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings						      $	  111.1       $   121.4
Pension and other post-retirement liabilities							  149.7           139.1
Deferred customer activation and installation fees (Note 1(c))					  100.3 	  122.5
Other												   44.2 	   49.6
---------------------------------------------------------------------------------------------------------------------------------
											      $	  405.3       $   432.6
=================================================================================================================================

18. Common Equity

(a)  Details of Shareholders' Equity

($ in millions except per share amounts)                                                	2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Convertible debentures (b)							             $	  148.5      $    147.4
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares
  Authorized				           Amount
    Non-voting first preferred shares 	            Unlimited
	                                                              Redemption
	Issued	                                                      Premium (a)
	Cumulative
	 $6.00	Preference			        8,090		   10.0%		    0.8 	    0.8
	 $4.375	Preferred			       53,000		    4.0%		    5.3 	    5.3
	 $4.50	Preferred			       47,500		    4.0%		    4.8 	    4.8
	 $4.75	Preferred			       71,250		    5.0%		    7.1 	    7.1
	 $4.75	Preferred (Series 1956)		       71,250		    4.0%		    7.1 	    7.1
	 $5.15	Preferred			      114,700		    5.0%		   11.5 	   11.5
	 $5.75	Preferred			       96,400		    4.0%		    9.6 	    9.6
	 $6.00	Preferred			       42,750		    5.0%		    4.3 	    4.3
	 $1.21 	Preferred 			      768,400		    4.0%		   19.2 	   19.2
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                   69.7 	   69.7
---------------------------------------------------------------------------------------------------------------------------------
Common equity
   Shares
     Authorized	                                  Amount
       Common Shares	                        1,000,000,000
       Non-Voting Shares	                1,000,000,000
       First Preferred Shares                   1,000,000,000
       Second Preferred Shares	                1,000,000,000
   Issued
       Common Shares (c)		                                                        2,275.1 	2,186.4
       Non-Voting Shares (c)		                                                        3,243.2 	2,861.4
   Options and warrants (d),(e)		                                                           56.8 	   57.6
   Accrual for shares issuable under channel stock incentive plan (f) and other		            1.5 	     -
   Retained earnings	                                                  	                  630.4 	1,654.8
   Contributed surplus		                                                                    7.4 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                6,214.4 	6,767.6
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity	                                                             $	6,432.6      $	6,984.7
=================================================================================================================================
(a) The Company has the right to redeem the Preference and Preferred shares upon giving three months' previous notice.

(b) Convertible Debentures
The 6.75% convertible debentures are unsecured, subordinated obligations of the Company which mature on June 15, 2010, and are convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures are not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003 through June 15, 2005, is allowed provided that the average trading price of Non-Voting Shares for a defined period exceeds 125% of the conversion price.

The holders' conversion option is valued using the residual value approach. As the Company has the unrestricted ability to settle the interest, principal and redemption payments through the issuance of Non-Voting Shares, the convertible debentures have been classified as equity. Accordingly, the principal amount is included in Shareholders' Equity on the Consolidated Balance Sheets. Interest payments, net of income taxes, are classified as dividends and charged directly to retained earnings.

(c) Changes in Common Shares and Non-Voting Shares

Years ended December 31 					2002					2001
---------------------------------------------------------------------------------------------------------------------------------
						      Number of 	Amount 		      Number of 	Amount
						       shares	      (millions)               shares         (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period		                   181,386,310 	     $	2,186.4 	   178,016,680 	     $	2,091.2
  Exercise of share options (d)		                77,937 	            1.7 	       125,012 		    2.9
  Exercise of pre-emptive rights (g)		       596,993 		   13.3 	       597,023 		   18.6
  Employees' purchase of shares (h)		     4,806,260 		   68.1 	     2,391,569 		   66.8
  Dividends reinvested in shares		       404,494 		    5.6 	       256,026 		    6.9
---------------------------------------------------------------------------------------------------------------------------------
  End of period		                           187,271,994 	     $	2,275.1 	   181,386,310 	     $	2,186.4
=================================================================================================================================
Non-Voting Shares
  Beginning of period		                   120,840,391 	     $	2,861.4 	   109,052,713 	     $	2,537.1
  Exercise of share options (d)		                30,511 		    0.7 	       304,268 		   10.8
  Exercise of warrants (e) 		                28,667 		    1.1 	       124,168 		    4.6
  Channel stock incentive plan (f)		        26,950 		    0.3 		     - 		      -
  Exercise of pre-emptive rights (g)		            - 		     - 			26,378 		    0.8
  Shares issued on acquisition of Clearnet		    - 		     - 		       989,451 		   36.6
  Other acquisitions and other (i)		       (25,288)		   (0.9)	     6,512,898 		  187.1
  Public issuance of shares (j)		            34,250,000 		  327.8 		     - 		      -
  Dividend Reinvestment and Share Purchase Plan (k)
       Dividends reinvested in shares		     3,112,647 		   51.1 	     3,770,886 	           83.0
       Optional cash payments		               144,053 		    1.7 	        59,629 		    1.4
---------------------------------------------------------------------------------------------------------------------------------
  End of period		                           158,407,931 	     $	3,243.2 	   120,840,391 	     $	2,861.4
=================================================================================================================================

(d) Share Option Plans
The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the date of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the date of grant. At December 31, 2002, 25,824,684 (2001 - 26,571,268) shares are reserved for issuance under the share option plans.

The following is a summary of activity related to the Company's share options plans for the years ended December 31, 2002, and 2001.

 							       2002					2001
---------------------------------------------------------------------------------------------------------------------------------
	                                              Number of         Weighted average        Number of      Weighted average
						      shares	        option price	        shares	       option price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period		    19,668,368 	     $     29.11 	      7,670,515 	  $   28.50
Granted		                                     7,000,720 		   17.19 	     12,820,759 	      29.20
Exercised		                              (108,448)		   20.56 	       (429,280)	      17.15
Forfeited		                            (1,827,553)		   31.17 	       (337,707)	      32.49
Expired	                                               (43,227)		   34.82 	        (55,919)	      38.31
---------------------------------------------------------------------------------------------------------------------------------
 Outstanding, end of period		            24,689,860 		   25.60 	    19,668,368 		   29.11
=================================================================================================================================

The following is an option price stratification of the Company's share options outstanding as at December 31, 2002.



					Options outstanding		                            Options exercisable
			----------------------------------------------------------------	---------------------------------
						Weighted average	Weighted average			Weighted
 			   Number		remaining 	 	 option price		Number		average option
Range of option prices	   of shares		contractual life				of shares	price
---------------------------------------------------------------------------------------------------------------------------------

    $   4.43 -  5.95	    122,647 	  	5.9 years 	      $     5.92 	       122,647       $	    5.92
	6.81 - 10.01	    439,459 	  	4.2 years 		    7.95 	       347,359 		    7.82
       10.51 - 15.37	  1,219,627 	  	6.7 years 		   13.05 	     1,003,087 	           13.03
       15.98 - 23.31	  6,053,294 	 	7.9 years 		   16.51 	       381,370 	           20.84
       24.00 - 35.90	 14,373,989 	  	8.1 years 		   28.79 	     4,300,058 	           29.13
       36.78 - 47.79	  2,480,844 	 	6.8 years 		   39.61 	     1,187,327 	           40.61
---------------------------------------------------------------------------------------------------------------------------------
		         24,689,860 						     	     7,341,848
=================================================================================================================================

(e) Warrants
Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a non-voting share at a price of U.S.$10.00 per share until September 15, 2005. Proceeds arising from the exercise of the warrants are credited to share capital. At December 31, 2002, 779,434 (2001 - 779,434) warrants remained outstanding.

(f) Channel Stock Incentive Plan
The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 273,050 (2001 - 300,000) shares for issuance under the Plan. As at December 31, 2002, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Pre-Emptive Rights
Verizon Communications Inc., a significant shareholder, has the right to acquire, from Treasury, its pro rata share of any issue by the Company of Common Shares and Non-Voting Shares, other than by way of grant of share options.

(h) Employee Share Purchase Plan
The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 6% of pay. The Company contributes two dollars for every five dollars contributed by an employee. The Company records its contributions as a component of operating expenses. During 2002, the Company contributed $23.9 million (2001 - $22.2 million) to this plan. Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001, when the issuance of shares from Treasury commenced, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

(i) Other Acquisitions and Other
During 2001, the Company issued Non-Voting Shares as partial consideration for acquisitions made during the year. Some of these Non-Voting Shares, which were held in an escrow account, represented contingent consideration that met the requirements for recording as capital at the time of the acquisition. The excess of the amount of contingent consideration over the amount actually earned has been recorded as a reduction of Non-Voting Share capital.

(j) Public Issuance of Non-Voting Shares
In the third quarter of 2002, the Company sold 34,250,000 Non-Voting Shares by way of a public offering in Canada and the United States at a price of $9.85 per share. Proceeds of $337.4 million were reduced by costs of issue of $14.5 million; less related future income taxes of $4.9 million.

(k) Dividend Reinvestment and Share Purchase Plan
The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, at the Company's discretion it may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired on the market at normal trading prices.

19.  Commitments and Contingent Liabilities
(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts
On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account (see
Note 1(c)). The Company records a liability ($23 million as of December 31,
2002) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

(b) Operational Efficiency Program Initiatives
As disclosed in Note 5, the Company estimates that an additional restructuring amount of approximately $20 million is expected to be recorded in 2003 in respect of the OEP for items that were not eligible to be recorded in 2002.

(c) Capital Expenditure Commitments
The Company estimates expenditures for capital asset purchases to be $1,500 million in 2003. Substantial purchase commitments have been made in connection with these capital assets as at December 31, 2002.

(d) Leases
The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As a result of the consolidation of leased premises arising from the Operational Efficiency Program (see Note 5), some of the leased building premises were sub-let. At December 31, 2002, the future minimum lease payments under capital leases and operating leases (including occupancy costs where applicable), and future receipts from building operating sub-leases, were:

								         Capital
                        					         Leases				   Operating Leases
(millions)							        Payments		       Payments		Receipts
---------------------------------------------------------------------------------------------------------------------------------
2003							             $      8.9 	       	      $	  157.7       $     2.6
2004								            1.6 		          140.8 	    2.9
2005								             - 			          121.4 	    1.0
2006								             - 			          104.6 	    0.8
2007								             - 			           96.4 	     -
---------------------------------------------------------------------------------------------------------------------------------
Total future minimum lease payments				           10.5
Less imputed interest						            0.4
---------------------------------------------------------------------------------------------------------------------------------
Capital lease liability					             $     10.1
=================================================================================================================================

(e) Verizon Communications Inc. Agreement
Effective 2001, the Company has entered into an agreement with Verizon Communications Inc., a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2003. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$122 million for the period 2003 to 2008 and the current contractual obligation for 2003, none of which is capital in nature, is U.S.$20 million (see Note 24).

(f) Labour Negotiations
In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the legacy agreements from BC TEL and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. The Company and the Union have mutually agreed to extend conciliation and this process can take a number of months. While the conciliation process is underway, a strike or lock out is prohibited by the Canada Labour Code. Should a new collective agreement not be reached, there is the risk of a labour disruption. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on the Company are not practicably determinable currently.

(g) Subsidiary Non-Controlling Shareholders Agreement
During 2002, the Company entered into an agreement with the non-controlling shareholders of a subsidiary that gives the non-controlling shareholders the right to sell their interests in the subsidiary to the Company, after November 15, 2007, using a predetermined formula to determine the price. The agreement also gives the Company the right to buy the non-controlling shareholders' interests in the subsidiary, after November 15, 2005, using a similar predetermined formula to determine the price. The exercise of either the non-controlling shareholders' put option or the Company's call option may result in a material expenditure by the Company.

(h) Claims and Lawsuits
A number of claims and lawsuits seeking unspecified damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.

20. Net Change in Non-Cash Working Capital
(a) Continuing Operations:

Years ended December 31 (millions)
												2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable									      $	  331.7       $	  (85.9)
Income and other taxes receivable								 (126.9)	   (0.9)
Inventories											   21.8 	   33.1
Prepaid expenses and other									   11.1 	   14.5
Accounts payable and accrued liabilities							   32.7		    8.6
Advance billings and customer deposits								   19.5 	   45.7
Employer contributions to employee defined benefit plans					  (76.7)	  (49.0)
Other												     - 		   11.3
---------------------------------------------------------------------------------------------------------------------------------
											      $	  213.2       $   (22.6)
=================================================================================================================================
(b) Discontinued Operations:
Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow 									      $	   (1.9)      $	 (129.7)
Accounts receivable and other									   (4.1)	  117.5
Accounts payable and accrued liabilities 							    1.7 	  (22.7)
---------------------------------------------------------------------------------------------------------------------------------

											      $	   (4.3)      $	  (34.9)
=================================================================================================================================

21. Sale of Property and Investments
During 2001, the Company sold a portion of a cross-Canada fibre asset installation, which TELUS had recently completed construction of. Concurrently, TELUS purchased fibre asset installations for use in its own network infrastructure in the U.S. and Eastern Canada from the same third party. The fair market value of the assets involved was $73.5 million resulting in a gain on sale of $24.5 million, which was included in the Consolidated Income Statements as "Other expense (income), net".

During 2001, the Company disposed of certain selected, non-strategic properties including various office buildings in Vancouver, Edmonton and Calgary under the terms of sale-leaseback transactions. The pre-tax gain of $76.9 million, on total proceeds of $228.4 million, has been deferred and will be amortized over the various terms of the leases.

22. Employee Benefits
The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include healthcare costs related to TELUS Quebec Inc.

Certain employees are covered by a union-sponsored multi-employer pension plan. Contributions are determined in accordance with provisions of negotiated labour contracts and are generally based on employee gross earnings.

At December 31, 2002, shares of TELUS Corporation, combined with shares of Verizon Communications Inc., a significant shareholder, accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

Information concerning the Company's defined benefit plans, in aggregate, is as follows:

							Pension Benefit Plans			Other Benefit Plans
(millions)	                                        2002		2001		        2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation:
  Balance at beginning of year			     $	4,400.5      $	4,057.9 	     $	   61.3      $	   55.0
  Current service cost					  114.2 	  105.0 		    4.5 	    4.0
  Interest cost						  296.2 	  281.8 		    7.5 	    5.7
  Benefits paid						 (195.7)	 (194.2)		   (4.8)	   (4.8)
  Early retirement benefits (a)		                    9.4 	     - 			     - 		     -
  Impact of voluntary departure incentive program	  (35.0)	     - 			     - 		     -
  Actuarial loss (gain)					   (5.9)	  143.7 		   (1.2)	    1.4
  Plan amendments					    2.0 	    6.3 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year			        4,585.7 	4,400.5 		   67.3 	   61.3
---------------------------------------------------------------------------------------------------------------------------------
Plan assets:
  Fair value at beginning of year			4,739.0 	4,834.3 		   45.7 	   42.8
  Annual return on plan assets				(144.3)		   12.4 		    3.4 	    3.2
  Employer contributions				  68.2 		   44.5 		    8.5 	    4.5
  Employees' contributions				  39.6 		   42.0 		     - 		     -
  Benefits paid						(195.7)		 (194.2)		   (4.8)	   (4.8)
---------------------------------------------------------------------------------------------------------------------------------
  Fair value at end of year				4,506.8 	4,739.0 		   52.8 	   45.7
---------------------------------------------------------------------------------------------------------------------------------
Funded status - plan surplus (deficit)			  (78.9)	  338.5 		  (14.5)	  (15.6)
Unamortized net actuarial loss (gain)			  806.7 	  330.8 		  (20.0)	  (20.6)
Unamortized past service costs				    7.9 	    6.3 		     - 		     -
Unamortized transitional obligation (asset)		 (412.4)	 (457.2)		    5.6 	    6.4
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability)			  323.3 	  218.4 		  (28.9)	  (29.8)
Valuation allowance					  (76.2)	  (50.8)		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability), net of            $	  247.1 	$ 167.6 	     $	  (28.9)     $	  (29.8)
  valuation allowance
=================================================================================================================================
(a) A component of the Company's Operational Efficiency Program (see Note 5)
was early retirement incentives. The early retirement incentives allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have.

The accrued benefit asset (liability), net of valuation allowance, is reflected in the Consolidated Balance Sheets as follows:

(millions)											2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans								             $	  247.1      $	  167.6
Other benefit plans									          (28.9)	  (29.8)
---------------------------------------------------------------------------------------------------------------------------------
										             $	  218.2      $	  137.8
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
  Deferred charges (Note 13)						             	     $	  367.9      $	  276.9
  Other long-term liabilities (Note 17)						         	 (149.7)         (139.1)
---------------------------------------------------------------------------------------------------------------------------------
										             $	  218.2      $	  137.8
=================================================================================================================================

Included in the above accrued benefit obligations at year-end are the following amounts in respect of plans that are not funded:

							Pension Benefit Plans		        Other Benefit Plans
(millions)						2002		2001		        2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation			     $	  148.8      $	  137.1 	     $	   25.2      $	   21.3
=================================================================================================================================

At December 31, 2002, undrawn Letters of Credit secured certain of the unfunded pension benefit plans (see Note 16(c)). At December 31, 2001, a Standby Letter of Credit Facility secured certain of the unfunded pension benefit plans.

The significant weighted average actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

							Pension Benefit Plans			Other Benefit Plans
							2002		2001			2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Discount rate
	For the year ended December 31		           6.75%	   6.98%		   6.75%	   6.93%
	As at December 31			           6.75%	   6.75%		   5.65%	   6.75%
Expected long-term rate of return on plan assets
	For the year ended December 31		           7.77%	   7.94%		   7.75%	   8.00%
	As at December 31			           7.48%	   7.71%		   7.50%	   7.75%
Rate of future increases in compensation
	For the year ended December 31		           4.25%	   4.25%		    -		    -
	As at December 31			           3.80%	   4.25%		    -		    -
---------------------------------------------------------------------------------------------------------------------------------

2002 sensitivity of key assumptions	                 Pension Benefit Plans		         Other Benefit Plans
---------------------------------------------------------------------------------------------------------------------------------

 (millions)					        Change in 	Change in 	        Change in 	Change in
							obligation	expense		        obligation	expense
---------------------------------------------------------------------------------------------------------------------------------
Impact of hypothetical 0.25% change (a) in:
  Discount rate					      $	 151.6       $	  10.7 	     	      $    1.1        $	   0.2
  Expected long-term rate of return on plan assets		     $	  11.7 		      		      $	   0.1
  Rate of future increases in compensation	      $	  27.9       $	   3.7 	    	      $	     - 	      $	    -
---------------------------------------------------------------------------------------------------------------------------------
(a) These sensitivities are hypothetical and should be used with caution.
Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 0.25 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in change in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

The Company's health benefit costs for hospital rooms and medication were estimated to increase with an annual rate of 8% (2001 - 9%), decreasing to an annual growth rate of 5% (2001 - 5%); all other health benefit costs were estimated to increase at an annual rate of 5% (2001 - 5%).

The Company's net defined benefit plan expense was as follows:

							Pension Benefit Plans			Other Benefit Plans
(millions)						2002		2001			2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Current service cost				     $	   73.9      $	   63.0 	     $	     4.5     $	    4.0
Interest cost						  296.2 	  281.8 		     7.5            5.7
Expected return on plan assets				 (362.6)	 (379.7)		    (3.3)	   (3.2)
Amortization of past service costs			     - 	            0.2 		      - 	     -
Amortization of actuarial gain				   (0.1)	   (1.0)		    (1.8)	   (2.1)
Valuation allowance provided against accrued 	           25.4 	   26.1 		      -
  benefit asset
Amortization of transitional obligation (asset)		  (44.8)	  (44.7)		     0.8 	    0.8
---------------------------------------------------------------------------------------------------------------------------------

Net periodic expense (recovery)				  (12.0)	  (54.3)	            7.7 	    5.2
Early retirement benefits (a)				    5.4 	     - 			     - 		     -
---------------------------------------------------------------------------------------------------------------------------------

						     $	  (6.6)	     $    (54.3)	     $	    7.7      $	    5.2
=================================================================================================================================
 (a) A component of the Company's Operational Efficiency Program (see Note 5)
was early retirement incentives. The early retirement incentives allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have. The benefits expense has been included in the
Consolidated Statements of Income as "Restructuring and workforce reduction costs".

The Company's total defined contribution pension plans expense was as follows:

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Multi-employer pension plan contributions
	Regular benefits (a)								     $	   50.2      $	    53.6
	Early retirement benefits (b)								   65.7 	      -
---------------------------------------------------------------------------------------------------------------------------------
												  115.9 	    53.6
Other defined contribution pension plan								    4.4 	     1.9
---------------------------------------------------------------------------------------------------------------------------------
											     $	  120.3      $	    55.5
=================================================================================================================================
(a) Regular benefits include other benefit plan amounts of $NIL (2001 - $3.7).
(b) A component of the Company's Operational Efficiency Program (see Note 5)
was an early retirement program, the ERIP. The ERIP allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have. The early retirement benefits expense has been included in the Consolidated Statements of Income as "Restructuring and workforce reduction costs".

23. Segmented Information
The Company's reportable segments, which are used to manage the business, are Communications and Mobility. Communications includes: voice local, voice long distance, data and other telecommunication services excluding wireless; Mobility includes: cellular and paging services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. The accounting policies used for segmented reporting are the same as described in Note 1. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

Years ended
December 31	            Communications		  Mobility		   Eliminations		      Consolidated
(millions)	          2002	       2001	     2002	  2001	        2002	     2001	   2002	   	2001
---------------------------------------------------------------------------------------------------------------------------------
External revenue	$ 4,989.3    $ 5,272.0     $ 2,017.4 	$ 1,808.5     $	     - 	   $	  - 	 $ 7,006.7    $ 7,080.5
Inter-segment revenue	     95.3         87.5 	 	17.5 	     17.4 	 (112.8)      (104.9)	        - 	     -
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue	  5,084.6      5,359.5       2,034.9 	  1,825.9 	 (112.8)      (104.9)	   7,006.7      7,080.5
Operations expenses	  3,100.8      3,185.7       1,500.1 	  1,470.1 	 (112.8)      (104.9)	   4,488.1      4,550.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (a)	        $ 1,983.8    $ 2,173.8     $   534.8 	$   355.8     $	     - 	   $  	  - 	 $ 2,518.6    $ 2,529.6
=================================================================================================================================
Capital expenditures    $ 1,238.2    $ 1,605.8     $   455.1 	$   643.6     $	     - 	   $	  - 	 $ 1,693.3    $ 2,249.4
Purchase of spectrum	       - 	    - 	         4.6 	    355.9            - 		  -            4.6 	  355.9
---------------------------------------------------------------------------------------------------------------------------------
CAPEX (b)	        $ 1,238.2    $ 1,605.8     $   459.7 	$   999.5     $	     - 	   $	  - 	 $ 1,697.9    $ 2,605.3
=================================================================================================================================
EBITDA less CAPEX       $   745.6    $	 568.0     $	75.1 	$  (643.7)    $	     - 	   $	  -   	 $   820.7    $	  (75.7)
=================================================================================================================================
(a) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
is defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
(b) Total capital expenditures ("CAPEX") are the sum of capital expenditures and purchases of spectrum.

24. Related Party Transactions
In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2003. As of December 31, 2002, $312.1 million of specified software licences and a trade mark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the new agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after December 31, 2002 is U.S.$122 million. In addition, in the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed; the Company owed Verizon, on a net basis and including dividends payable, $75.4 million at December 31, 2002 (2001 - $90.5 million).

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement
  Specified software licences and trademark licence acquired and recorded as capital        $     112.8      $	  199.3
  and other
  Ongoing services and benefits expensed						    $      43.9      $	   68.5
Sale to Verizon (Verizon customers'usage of TELUS' telecommunication infrastructure         $      40.2      $	   32.2
  and other)
Purchases from Verizon (TELUS customers' usage of Verizon's telecommunication		    $      31.5      $	   30.3
  infrastructure and other)
---------------------------------------------------------------------------------------------------------------------------------

The Company purchased the former QuebecTel Group from Verizon, as further described in Note 4. In 2001, the Company sold substantially all of its directory businesses to a subsidiary of Verizon as further described in Note 8.

In common with, and on the same basis as, other shareholders of the Company, Verizon is eligible to participate in the Company's Dividend Reinvestment and Share Purchase Plan (see Note 18(k)). The following table presents a summarization of the Company's dividend transactions with Verizon, which are included elsewhere in these financial statements in similarly captioned line item amounts.

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Declared dividends attributable to Verizon's shareholdings
  - to be paid in cash									     $	   31.6      $	   22.1
  - to be reinvested in Treasury shares								   12.3 	   57.3
---------------------------------------------------------------------------------------------------------------------------------
 												   43.9 	   79.4
---------------------------------------------------------------------------------------------------------------------------------
Cash payments											   21.0 	   44.2
Reinvested in Treasury shares									   22.6 	   46.6
---------------------------------------------------------------------------------------------------------------------------------
 												   43.6 	   90.8
---------------------------------------------------------------------------------------------------------------------------------
Change in dividends payable to Verizon								    0.3 	  (11.4)
Dividends payable to Verizon, beginning of period						   10.7 	   22.1
---------------------------------------------------------------------------------------------------------------------------------
Dividends payable to Verizon, end of period						     $	   11.0      $     10.7
=================================================================================================================================

As disclosed in Note 18(g), Verizon has the right to acquire, from Treasury, its pro rata share of any issue by the Company of Common Shares and Non-Voting Shares, other than by way of grant of share options; during both 2002 and 2001 Verizon has exercised this right.

25. Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations in accordance with Canadian GAAP		     $	 (227.1)     $	 (138.8)
Adjustments:
  Decrease in depreciation expense (b)								   35.8     	   35.8
  Decrease in interest expense (c)						                    9.6 	   37.4
  Amortization of intangible assets (d)						                  (81.8)	 (119.6)
  Goodwill amortization (e)						                             - 		  (20.2)
  Asset impairment - decrease in depreciation (f)					           72.1 	   72.1
  Change in future employee benefits (g)						          (16.9)	  (16.9)
  Amortization of additional goodwill - Clearnet purchase (h)			                     - 		   (6.6)
  Interest on convertible debentures (i)						           (6.8)	   (7.0)
  Accounting for derivatives (j)						                    1.3 	   (1.6)
  Taxes on the above adjustments						                   (8.6)	   (6.0)
  Revaluation of deferred income tax assets and liabilities (k)		                     	     - 		  337.5
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations in accordance with U.S. GAAP (l)			 (222.4)	  166.1
Discontinued operations						                                   (1.9)	  592.3
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before effect of change in accounting principle			                 (224.3)	  758.4
Effect of change in accounting principles for intangible assets and goodwill (m)               (1,701.6)	     -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP						       (1,925.9)	  758.4
Other comprehensive income (loss) (j) (o)						           40.9 	  (19.9)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance with U.S. GAAP 		                     $ (1,885.0)     $	  738.5
=================================================================================================================================
Income (loss) per share under U.S. GAAP (basic and diluted):
  Continuing operations					                             	     $	   (0.72)    $	    0.55
  Discontinued operations						                             - 		    2.02
---------------------------------------------------------------------------------------------------------------------------------
Before effect of change in accounting principles for intangible assets and goodwill        	   (0.72)	    2.57
Effect of change in accounting principles for intangible assets and goodwill		   	   (5.35)	     -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)					                                     $	   (6.07)    $	    2.57
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

As at December 31 (millions)									2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Current assets										     $	1,173.2       $ 1,442.6
Capital assets
  Property, plant, equipment and other							        7,926.0 	7,716.3
  Intangible assets subject to amortization						        2,901.6 	2,965.1
  Intangible assets with indefinite lives (m)						        2,950.1 	5,555.1
Goodwill											3,543.2 	3,739.5
Deferred income taxes										1,174.7 	1,072.1
Other assets											  979.9 	  798.0
---------------------------------------------------------------------------------------------------------------------------------
 											     $	20,648.7     $ 23,288.7
=================================================================================================================================
Current liabilities									     $	2,181.0      $  1,862.4
Long-term debt										        8,364.9 	8,827.4
Other long-term liabilities								          499.7 	  432.6
Deferred income taxes									        1,655.1 	2,614.3
Non-controlling interest								           11.2       	    8.0
Shareholders' equity									        7,936.8 	9,544.0
---------------------------------------------------------------------------------------------------------------------------------
 											     $ 20,648.7      $ 23,288.7
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

As at December 31 (millions)									2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP						     $	6,432.6      $	6,984.7
Adjustments:
Purchase versus Pooling Accounting (a) - (e), (g), (m)						1,545.8 	2,685.7
  Asset impairment (f)									  	  (36.2)    	  (79.9)
  Additional goodwill on Clearnet purchase (h)						  	  123.5 	  123.5
  Reclassification of convertible debentures from equity to debt (i)			 	 (148.5)	 (147.4)
  Accounting for derivatives (j)								   (1.4)	   (2.7)
  Other comprehensive income (loss) (o)							           21.0 	  (19.9)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							     $	7,936.8      $	9,544.0
=================================================================================================================================

(a) Merger of BC TELECOM and TELUS
The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Depreciation
Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values).

(c) Interest
Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

(d) Intangible Assets
As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method. As required (see (m) and Note 2(a)), the Company reviewed the estimated useful lives associated with its intangible assets that are subject to amortization. Generally Accepted Accounting Principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives:

						Assigned Fair Value on Acquisition	   Estimated useful lives
											Current		        Former
---------------------------------------------------------------------------------------------------------------------------------
Subscribers - wireline					$1,950.0 million	        50 years		40 years
Spectrum licences					$1,833.3 million		Indefinite		40 years
Subscribers - wireless 					$  250.0 million		 7 years		10 years
---------------------------------------------------------------------------------------------------------------------------------

(e) Goodwill
Under the purchase method of accounting, TELUS' assets and liabilities at acquisition have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment (see (m)).

(f) Asset Impairment
In the first quarter of 1998, BC TELECOM, took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP.

(g) Future Employee Benefits
Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

(h) Additional Goodwill on Clearnet purchase
Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment (see Note 2(a)).

(i) Convertible Debentures
Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs are charged to the Consolidated Statements of Income.

(j) Accounting for Derivatives
On January 1, 2001, the Company adopted the provisions of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives, which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives, which are cash flow hedges, will be marked to market with adjustments reflected in comprehensive income. As a result of adopting the statement, the Company recorded an expense arising from the cumulative effect of the change in accounting principle.

(k) Revaluation of Deferred Income Tax Assets and Liabilities
Canadian GAAP requires recognition of a change in tax laws or rates when the change is "substantively enacted." Thus, recognition may precede actual enactment by a period of several months. U.S. GAAP (SFAS 109) requires recognition upon actual enactment, which is the date that the tax change in signed into law.

(l) Gain on Redemption of Long-Term Debt
During the third quarter of 2002, the Company adopted SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", in advance of mandatory adoption in the Company's 2003 fiscal year. Statement 145 results in the gain on redemption of long-term debt, in the Company's instance, no longer being reported as an extraordinary item and thus results in the elimination of the differing treatment between Canadian GAAP and U.S. GAAP. The comparative amounts have been restated, as required, in the adoption of this Statement.

(m) Intangible Asset Transitional Impairment Amount and Goodwill
Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (SFAS 142, "Goodwill and Other Intangible Assets") (see Note 2(a)). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill is also to be tested for impairment as at January 1, 2002, by June 30, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

In accordance with the new requirements, net income (loss) for prior periods presented is to be adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets with indefinite lives; the corresponding per share amounts are also required to be adjusted.

Years ended December 31 (millions except per share amounts)					2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP
  As reported					                                             $ (1,925.9)     $	  758.4
  Add back: Goodwill amortization						                     - 		  201.6
            Amortization of intangible assets with indefinite lives (a)			             - 	    	   75.6
---------------------------------------------------------------------------------------------------------------------------------
 As adjusted					                                     	     $ (1,925.9)     $	1,035.6
=================================================================================================================================
Basic and diluted income (loss) per share under U.S. GAAP
  As reported					                                             $     (6.07)    $	    2.57
  Add back: Goodwill amortization					    	                     - 	    	    0.68
            Amortization of intangible assets with indefinite lives (a)			             - 		    0.26
---------------------------------------------------------------------------------------------------------------------------------
  As adjusted					                                             $	   (6.07)    $	    3.51
=================================================================================================================================
 (a) Net of taxes of $59.9 for the year ended December 31, 2001.

(n) Share-Based Compensation
Generally Accepted Accounting Principles require disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 10. The fair value of the Company's options granted in 2001 were estimated using the Black-Scholes model with weighted average assumptions of 10 year expected terms, volatility of 29%, interest rate of 5.9%, and an expected dividend yield of 2.8%. Such impact, using the weighted average fair value of $9.69 would approximate the following pro forma amounts:

Years ended December 31 (millions except per share amounts)					2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost									     $	   62.3      $	   37.8
Net income (loss)
  As reported									             $ (1,925.9)     $	  758.4
  Pro forma									             $ (1,988.2)     $	  720.6
Net income (loss) per Common Share and Non-Voting Share
  Basic and diluted
    As reported								                     $	   (6.07)    $	    2.57
    Pro forma								                     $	   (6.25)    $ 	    2.44
---------------------------------------------------------------------------------------------------------------------------------

(o) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income SFAS 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP.

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Change in unrealized fair value of derivative cash flow hedges (j)			     $	  227.8      $	(37.5)
Minimum pension liability									 (156.5)  	   -
---------------------------------------------------------------------------------------------------------------------------------
												   71.3 	(37.5)
Income tax expense (recovery)									   30.4 	(17.6)
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)							     $	   40.9      $	(19.9)
=================================================================================================================================

The minimum pension liability arises from the unfunded accumulated pension benefit obligation. This differs from the accrued benefit asset (liability) disclosed in Note 22, which reflects the use of the projected benefit method (see Note 1(q)) and considers the unamortized net actuarial loss and valuation allowance.

26. Prior Period Presentation
The December 31, 2001, amounts have been reclassified, where applicable, to conform to the 2002 presentation.


==============================================================================





TELUS Management's Discussion and Analysis - 2002 Annual Report






==============================================================================

Forward-looking statements

Management's discussion and analysis contains statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of newly restructured competitors; levels of capital expenditures; success of operational and capital efficiency programs including maintenance of client service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and the outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environment, health and safety concerns and other risk factors described in Risks and Uncertainties, and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

==============================================================================


Management's discussion and analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the years ended December 31, 2002 and 2001. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding forward-looking statements above. The following should also be read in conjunction with the accompanying audited Consolidated Financial Statements of TELUS and notes thereto. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 25 to the Consolidated Financial Statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.

Corporate background

TELUS Corporation was created from the 1999 merger of BC TELECOM and TELUS - two Western Canadian incumbent local exchange carriers (ILECs) - and the acquisition in 2000 of both the Eastern Quebec ILEC QuebecTel (now TELUS Quebec) and the national digital wireless company Clearnet Communications Inc. (Clearnet). BC TELECOM and the former TELUS were long-established, regional full-service telecommunications companies. At the time of the 1999 merger, TELUS announced its plans to provide telecommunications services in other parts of Canada. From 1999 through 2001, TELUS constructed a national fibre-optic network, subsequently supplemented by fibre rings in major centres in Central Canada. In 2000, TELUS began offering business voice, data and other services outside its Western base, principally in the province of Ontario, and wireless resale services in the provinces of Ontario, Manitoba and Saskatchewan. The purchase of QuebecTel in June 2000 allowed TELUS to accelerate its market entry into the province of Quebec. With the acquisition of Clearnet in October 2000, and the subsequent integration of mobility services, TELUS became a leading Canadian wireless service provider.

Early in 2001, TELUS acquired additional wireless spectrum in major population areas in the Industry Canada PCS spectrum auction. During 2001, TELUS sold non-core assets including its Directory Advertising business and real estate, and exited the equipment leasing business. The Company also acquired six smaller data/IP, hosting and application development companies and assets largely focused on Central Canada.

For 2002, TELUS continued to deliver on its strategy consistent with its six strategic imperatives, which were established in mid-2000. Certain examples of what TELUS delivered in 2002 are:

1. Providing integrated solutions:
   * For consumers, TELUS launched Internet Select and Internet Complete bundles,and introduced the Signature bundle, which combines residential local, personal call management services and Internet service for long distance customers at one low monthly price. The Company also launched Velocity Enhanced Internet service, which provides additional
     Internet capabilities and includes the Freedom(r)Internet Security bundle.
   * For business customers, new integrated solutions were introduced with the Managed Services portfolio, in which TELUS manages a customer's computer and network infrastructure, freeing customers to focus on their core business. For large business customers, the Company offered the Anytime, Anywhere integrated solution set, which offers comprehensive IT and customized network solutions, and provides connectivity for remote locations and highly mobile workforces.

2. Building national capabilities:
   * Implemented a new advanced intelligent national long distance and card service platform.
   * Integrated TELUS Quebec's Internet backbone with TELUS national
     Internet backbone, thereby improving routing, connectivity and reliability for all Internet users.
   * Redesigned telus.com to offer easier online navigation, enhanced information and simplified online ordering and account management.
   * Completed national integration of TELUS' wireless operations in Alberta and B.C. with Clearnet Communications and QuebecTel Mobilite.

3. Partnering, acquiring and divesting:
   * Continued leveraging of TELUS' strategic relationship with Verizon Communications and Verizon Wireless.
   * Became the preferred wireless roaming partner in Canada for Verizon
     Wireless.

4. Focusing relentlessly on data, IP and wireless growth:
   * Invested approximately $250 million in ADSL infrastructure and systems and increased ADSL coverage to 83% of the top 38 communities in Alberta and B.C.
   * Began transforming wireline networks to IP-based technology that should bring a variety of next generation capabilities and services to customers
   * Expanded PCS coverage in Central and Eastern Canada by six million POPs with implementation of digital roaming/resale agreements with Bell Mobility and Aliant Telecom Wireless
   * Increased total digital wireless coverage to 27.4 million POPs or close to 90% of the Canadian population
   * Delivered new next generation 1X wireless data network across Canada, offering fast and convenient wireless Internet access to more than 22 million Canadians (70% of the population)

5. Going to the market as one team:
  * Continued to strengthen consistent branding in wireline and wireless, leveraging the combination of TELUS' strong, widely recognized name with its popular nature-based advertising and marketing.

6. Investing in internal capabilities:
  * Completed several billing system integrations and conversions at TELUS Mobility and TELUS Communications.
  * Combined and consolidated 24 customer contact centres and a number of operational and administrative functions.
  * Employed Internet technologies to transform internal processes. The Company Intranet connects employees in real-time and allows them to manage their own services online while reducing paper. The Web is now the Company standard for booking travel, reporting expenses and receiving payroll advice.
  * Established a Web-based learning management system offering employees a single point of access to courses and career development tools. The preferred channel for training is now e.learning, which provides employees with anywhere/anytime access.

The Company's principal subsidiaries are TELUS Communications Inc. (including TELE-MOBILE COMPANY partnership), TELUS Quebec Inc. (including TELUS Communications Quebec Inc.) and TELUS Services Inc. (including TELUS Enterprise Solutions Partnership). Management's discussion and analysis is on a segmented basis, which encompasses all legal entities.


TELUS' reportable business segments for the years 2002 and 2001 were:
  * TELUS Communications, which provides voice local, voice long distance, data, Internet, managed information and other services across Canada.
  * TELUS Mobility, which provides digital PCS, iDEN (branded Mike) and wireless Internet services nationally.

Developments in 2002

Change in external auditor in 2002
Effective for the second quarter of 2002, as a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte & Touche LLP, Deloitte & Touche LLP was appointed as the external auditor of TELUS.


Accounting policy changes in 2002
The 2002 financial results reflect the adoption of three recent accounting pronouncements.

Earlier in 2002, the Company adopted the provisions of Financial Accounting Standards Board (FASB) EITF 01-9 regarding the accounting for consideration given by a vendor to a customer. The application of this standard by TELUS results in costs specific to the Mobility and Internet operations, which were previously recorded as operations expenses, being reclassified to offset revenues. Comparative revenues and operations expense for the year ended December 31, 2001 for Mobility operations were reduced by $122.1 million, restated on a consistent basis with 2002 results (which were reduced by $139.5 million) - with no change to reported 2001 earnings or other key operating metrics such as marketing cost of acquisition (COA). See Note 2(b) to the Consolidated Financial Statements for more information.

In addition, effective January 1, 2002, the Company adopted the changes in accounting policy as required by the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062 - Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill or intangible assets with indefinite lives. In the year ended December 31, 2001, the pre-tax amortization expense associated with these items was $264.4 million.

Under Section 3062, rather than being systematically amortized, the value of intangible assets with indefinite lives and goodwill are periodically tested for impairment. In the first quarter of 2002, the Company assessed its intangible assets with indefinite lives, which are its wireless spectrum licences, and determined it necessary to record a transitional impairment amount of $595.2 million ($910 million before tax) as a charge to retained earnings. The Company also completed its test for transitional impairment for goodwill and determined there was no transitional goodwill impairment amount. See Note 2(a) to the Consolidated Financial Statements for additional details. The Company's annual review of impairment for intangible assets with indefinite lives and for goodwill will be complete as of December each year. No impairment was recorded as a result of this review in December 2002.

Commencing January 1, 2002, the Company adopted the new recommendations of the CICA dealing with accounting for share-based compensation (CICA Handbook
Section 3870). As required, the accounting change was applied prospectively. In 2002, the Company applied the intrinsic method for share-based compensation awards granted to employees. Accordingly, no compensation cost was recorded in the accounts for its share option plans. The Company intends to comply with the CICA's Accounting Standards Board's direction for the treatment of share-based compensation. Amendments to Section 3870 are expected to be finalized in mid-2003 and would be effective commencing with the 2004 fiscal year. See Note 2(c) and Note 10 to the Consolidated Financial Statements.


Regulatory changes in 2002

Contribution decisions
Commencing January 1, 2002, operating revenues, EBITDA(1) and earnings per share (EPS) were impacted by changes to the contribution revenues received and contribution expenses paid as a result of the following: Canadian Radio-television and Telecommunications Commission (CRTC) Decision 2000-745 on Changes to the Contribution Regime, and Decision 2001-238 on Restructured Bands. The impact of these decisions was a decrease in consolidated EBITDA of $211 million for 2002, when compared with 2001.

(1) Earnings Before Interest, Taxes, Depreciation and Amortization
    (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

In 2001, TELUS Communications Inc. (TCI) filed with the CRTC a 'review and vary' request relating to the costing assumptions prescribed to be used in calculating portable subsidy requirements, relating to CRTC Decisions 2000-745 and 2001-238. Under these decisions, the costs the Company can recover through the contribution regime were reduced. On October 25, 2002, the CRTC released Decision 2002-67, denying the 'review and vary' request. However, the CRTC noted it would consider portfolio expenses in upcoming proceedings. Other than the impacts described in the paragraph above, no additional financial impacts are expected. The Company believes that Decision 2002-67 made two critical policy errors: first, that the costs TELUS and other ILECs are required to use to calculate subsidies for residential primary exchange service and for unbundled loops are not actual company-specific costs that take into account different geography and population density in Western Canada; and second, that the costs are too low for TELUS and appear to be too low for certain other ILECs as well.

On January 22, 2003, TCI filed a petition to the Governor in Council of the Government of Canada requesting a variance of Decision 2002-67. TCI has asked the Governor in Council to vary the decision to require that the CRTC employ company-specific costs for residential primary exchange service and unbundled loops filed by the ILECs in January 2001.

Price cap decisions
On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for ILECs, or CRTC Decision 2002-34 and CRTC Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TCI and beginning August 2002 for TELUS Communications Quebec Inc. (TCQI). The impact of these decisions was a decrease in consolidated EBITDA of $57 million for 2002, when compared with 2001.

The positive aspects of the CRTC decision were that it confirms TELUS' preferred regulatory model of facilities-based competition, did not introduce the significantly larger discounts of up to 70% for use of incumbent facilities sought by competitors and allows TELUS to benefit as it becomes more efficient. On the negative side, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused additional negative impact to TELUS' earnings.

TELUS anticipates that the financial impact of the CRTC price cap decision is an incremental annual negative EBITDA impact of approximately $80 million in 2003. This is in part due to the CRTC allowing a reduction of between 15 to 20% on the fees paid by competitive local exchange carriers (CLECs) for access to the TELUS network.

In an effort to foster competition for residential basic service in non high-cost service areas (non-HCSAs), the concept of a deferral account mechanism was introduced by the CRTC as a conservative accounting alternative to mandating price reductions. The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation (as measured by a chain-weighted GDPPI index), less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as service improvement programs ("SIPs") in qualifying non-HCSAs, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest is required to be accrued at the Company's short-term cost of borrowing. The Company believes its use of the deferral account, for the recognition of revenues related to monies received in respect of residential services provided to non-HCSAs, is conservative.

Subsequent to Decision 2002-34, AT&T Canada Inc. petitioned the federal Cabinet to increase competitor discounts from those provided for in the Decision. On March 25, 2003 the federal Cabinet upheld Decision 2002-34 thereby denying the petition. In addition, CallNet Enterprises Inc. filed for a 'review and vary' in respect of the follow-up process as set by the CRTC in Decision 2002-34 to examine the services that are included and qualify for Competitor Digital Network Access (CDNA) pricing. On August 9, 2002, the CRTC issued Public Notice 2002-4 to determine the scope of CDNA services, which among other issues, addresses CallNet's application. This proceeding is expected to conclude some time in 2003. The CRTC continues to consider making new services available to competitors at reduced rates.

Status of labour negotiations
TCI and the Telecommunications Workers Union (TWU) are currently negotiating a new collective agreement to replace the multiple legacy agreements from the predecessors BC TEL and the Alberta-based TELUS. In the fourth quarter of 2002, TCI's application to the federal Minister of Labour for conciliation was granted and two federal conciliators were appointed.

In January 2003, TCI and the TWU mutually agreed to extend the conciliation timeline. During the first phase of the extension, the conciliators are conducting a global review with both parties of all outstanding issues. The timeframe for this phase is at the discretion of the conciliators. Once the global review has been completed, the conciliators will create an action plan for the second phase of conciliation. At this point, both parties will enter a conciliation period of 60 days under the supervision of the conciliators. The second phase of conciliation can be extended by the mutual agreement of both parties. If the outstanding issues are not resolved at the conclusion of the 60-day period, a 21-day cooling-off period will follow before any legal work disruption can take place. The Canada Labour Code further requires 72-hour advance notice to be provided between the parties prior to the start of a work disruption. Phase one conciliation meetings began on January 27, 2003, with additional meeting dates scheduled through to August 2003. These scheduled dates are agreed to between TCI and the TWU and are expected to be either part of the global review or fall under the 60-day conciliation period. Given these timeframes, it is currently expected that this process will not conclude until the third quarter of 2003.

On January 27, 2003, TCI and the TWU signed a Maintenance of Activities agreement as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.


Performance to 2002 targets and guidance


TELUS revised its guidance quarterly in 2002 as new information became available. Original targets and guidance revisions are summarized in the table below with footnotes explaining the changes.

			            	   2002 	         2001 			         Revised
			          	 Results	     Annual report	 	       guidance for
 							      targets for	  Met	          2002			   Met
							        2002
=================================================================================================================================
Consolidated
  Revenues			      $7.01 billion	   $7.5 to $7.6 	   X	         $7.35 to
							      billion		             $7.45 billion (1)              X
							     See note 1		             Approx. $7.0 billion (2)       M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA (5)			      $2.52 billion	    $2.475 to 	           M	     Approx. $2.5 billion (4)	    M
							    $2.525 billion
---------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share	       (75) cents	    15 to 20 cents	   X	     (90) to (95) cents (2)         M
                                                              See note 2		     Approx. (80) cents (3)         M
                                                                                             Approx. (75) cents (4)         M
---------------------------------------------------------------------------------------------------------------------------------
  EPS excluding restructuring	        43 cents            See note 2	           _	     15 to 20 cents (2)             M
                                                                                             Approx. 35 cents (3)           M
                                                                                             Approx. 42 cents (4)           M
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures               $1.70 billion        $2.1 to $2.2             M	     $1.8 to $2.0 billion (1)       M
                                                             billion                         Approx. $1.8 billion (2)       M
                                                                                                  Less than
                                                                                                $1.8 billion (3)            M
                                                                                             Approx. $1.7 billion (4)       M
=================================================================================================================================
Communications segment
  Revenue (external)	 	     $4.99 billion	  $5.4 to $5.45     	   X 	     Approx. $5.0 billion (2)	    M
							     billion
---------------------------------------------------------------------------------------------------------------------------------
   Central Canadian wireline         $840 million	  $945 million	           X	        Approx.
    revenue                                                                                  $800 million (2)		    M
---------------------------------------------------------------------------------------------------------------------------------
   Non-ILEC revenue (included in     $527 million  	  $650 million	           X	        Approx.
    Central Canadian wireline revenue)							     $525 million (2)	            M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA	                     $1.98 billion	  $2.025 to 	           X	        Approx.
                                                          $2.055 billion                     $2.0 billion (2)               ~
---------------------------------------------------------------------------------------------------------------------------------
   Non-ILEC EBITDA	             $(107) million       $(125) million	   M	        Approx.                     M
                                                                                             $(110) million (4)
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures	             $1.24 billion	  $1.55 to $1.65           M         $1.3 to $1.5 billion (1)       M
                                                              billion                        Approx. $1.3 billion (2)       M
                                                                                                   Approx.
                                                                                               $1.24 billion (4)            M
---------------------------------------------------------------------------------------------------------------------------------
High-speed Internet net additions      195,200	             200,000 or 	   X	     Approx. 200,000 (4)            ~
					                       more
=================================================================================================================================
Mobility segment
  Revenue (external)	             $2.02 billion	  $2.1 to $2.15            M             $1.95 to
                                                              billion	    	               $2.0 billion (1)                M
                                                            See note 1                       Approx. $2.0 billion (2)       M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA			     $535 million	  $450 to $470 		   M	          $470 to
							      million				$490 million (1)	    M
											            Approx.
											        $490 million (2)	    M
											            Approx.
											        $510 million (4)            M
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures	             $460 million	  $560 million	           M     	Approx.
                                                                                               $500 million (1)             M
                                                                                                 Approx.
                                                                                               $460 million (4)	            M
---------------------------------------------------------------------------------------------------------------------------------
Wireless subscriber net additions      417,800	           425,000 to      	   X	       Approx. 425,000 (4)          ~
							    450,000
=================================================================================================================================

Revisions were made to the original guidance for expected 2002 results in each quarter, as follows:
(1) Guidance for Consolidated revenues and Mobility revenues was amended with the announcement of first quarter results to reflect implementation of an accounting classification change in order to comply with EITF 01-9, as described in "Accounting Policy Changes in 2002". In addition, the guidance for capital expenditures was amended to reflect a reduction in planned discretionary spending, while guidance for Mobility EBITDA was changed to include a retroactive recovery associated with the favourable clarification of tax legislation by the Ontario Provincial Sales Tax Authority.

(2) Guidance issued with second quarter results reflected the impacts of new regulatory decisions, lower than expected revenue growth in Central Canadian operations, the receipt of investment tax credits, the expected impacts of the announced OEP (including expected savings and the workforce restructuring charge), and further reductions in discretionary capital spending. EPS guidance issued in the 2001 annual report did not include Restructuring and workforce reduction costs. With the announcement of the OEP, revised EPS guidance was provided for both basic EPS and EPS before Restructuring and workforce reduction costs. Excluding Restructuring and workforce reduction costs, EPS was 43 cents and exceeded the annual guidance for 2002.
(3) Guidance issued with the third quarter results was updated to reflect an improved annual outlook including increased expected OEP savings, the impact of the workforce restructuring costs expected to be recorded in 2002, the after-tax gain on third quarter debt repurchases, and the impacts of the third quarter public equity issue.
(4) Final guidance for 2002 was issued on the December 16, 2002 conference call that announced 2003 financial and operational targets. The guidance for 2002 was revised to reflect further reductions in capital expenditures in both segments, improving margins in the Mobility segment and the Communications segment's non-incumbent operations.
(5) Excluding Restructuring and workforce reduction costs.


Results of operations

Highlights

Years ended December 31
($ in millions except per share amounts)		2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues normalized for regulatory      	7,437.2 	7,080.5 	          356.7		    5.0
  impacts (1)
Operating revenues					7,006.7 	7,080.5 		  (73.8)	   (1.0)
EBITDA (2) normalized for regulatory impacts (1)	2,786.4 	2,529.6 		  256.8 	   10.2
EBITDA (2)						2,518.6 	2,529.6 		  (11.0)	   (0.4)
Restructuring and workforce reduction costs		  569.9 	  198.4 		  371.5 	  187.2
Income (loss) from continuing operations		 (227.1)	 (138.8)		  (88.3)	  (63.6)
Discontinued operations					   (1.9)	  592.3 		 (594.2)	 (100.3)
Net income (loss)					 (229.0)	  453.5 		 (682.5)	 (150.5)
Common share and non-voting share income (loss)		 (239.3)	  443.0 		 (682.3)	 (154.0)
Earnings (loss) per share 				   (0.75)	    1.51 		   (2.26)	 (149.7)
EPS before Restructuring and workforce reduction 	    0.43 	    1.90 	           (1.47)	  (77.4)
 costs (3)
Capital expenditures - wireless spectrum		    4.6 	  355.9 		 (351.3)	  (98.7)
- general		                                1,693.3 	2,249.4 		 (556.1)	  (24.7)
---------------------------------------------------------------------------------------------------------------------------------

(1) Regulatory impacts as described in section "Regulatory changes in 2002."

(2) Earnings Before Interest, Taxes, Depreciation and Amortization
    (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

(3) EPS before Restructuring and workforce reduction costs is calculated as EPS plus the after-tax workforce restructuring costs on a per share basis. After-tax restructuring and workforce reduction costs were approximately $376 million for 2002, compared with approximately $113.5 million for 2001.


Quarterly Information

Quarterly information
($ in millions)	   2002 Q4	 2002 Q3	2002 Q2	      2002 Q1	     2001 Q4	   2001 Q3	  2001 Q2	2001 Q1
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues $ 1,794.4 	 $ 1,766.3 	$ 1,748.0     $ 1,698.0      $ 1,868.0 	   $ 1,823.2 	  $ 1,717.7 	$ 1,671.6
Income (loss)
 from continuing
 operations	   $  (139.2)	 $  (105.3)	$    18.6     $    (1.2)     $   (43.6)	   $    24.0 	  $    41.2 	$  (160.4)
Per weighted
 average common
 share and
 non-voting share
 outstanding
	- basic	   $    (0.41)	 $    (0.34)	$     0.05    $    (0.01)    $    (0.15)   $     0.07 	  $     0.14 	$    (0.57)
	- diluted  $	(0.41)	 $    (0.34)	$     0.05    $    (0.01)    $    (0.15)   $     0.07 	  $	0.14 	$    (0.57)
Net income (loss)  $  (139.2)	 $  (107.4)	$    18.4     $    (0.8)     $   (46.7)	   $   580.7 	  $    59.9 	$  (140.4)
Per weighted
 average common
 share and
 non-voting share
 outstanding
	- basic	   $	(0.41)	 $    (0.35)	$     0.05    $    (0.01)    $    (0.16)   $     1.94 	  $	0.20 	$    (0.50)
	- diluted  $	(0.41)	 $    (0.35)	$     0.05    $    (0.01)    $    (0.16)   $     1.94 	  $	0.20 	$    (0.50)

Consolidated operating revenues and consolidated EBITDA decreased for the year ended December 31, 2002, when compared with 2001. These results included negative impacts of recent regulatory decisions totalling $430.5 million for revenues and $267.8 million for EBITDA. After normalizing for regulatory impacts, TELUS operating revenues improved by 5.0% for the year and EBITDA improved by 10.2% for the year, when compared with 2001, due to improvement in TELUS Mobility Network revenues and operating efficiencies, reduced Communications segment expenses and the receipt of investment tax credits
(ITCs). TELUS Communications made significant cost structure improvements throughout 2002, including a reduction of approximately 5,200 positions since December 31, 2001, the closure of 33 TELUS retail stores, and the closure or consolidation of 24 customer contact centres.

Net income and EPS decreased in 2002, when compared with 2001, due primarily to the recognition of significant gains included in the $592.3 million income from discontinued operations in 2001 ($2.02 per share). Income in 2002 was also negatively impacted by Restructuring and workforce reduction costs of approximately $376 million ($1.18 per share), compared with approximately $113.5 million (39 cents per share) in 2001. Also reducing 2002 results were negative regulatory decision impacts of approximately $162 million after tax (51 cents per share), partly offset by the required cessation of amortization of goodwill and intangible assets with indefinite lives of approximately $225 million after tax (77 cents per share), and improved EBITDA before regulatory decision impacts of approximately $155 million after tax (49 cents per share).

The discussion below is presented on a segmented basis for external revenues, total operations expenses, EBITDA and capital expenditures. See the segmented disclosure in the TELUS Consolidated Financial Statements, Note 23. All other disclosure is on a consolidated basis.


Operating revenues - TELUS Communications

Years ended December 31
($ in millions)						2002		2001			Change		   %

---------------------------------------------------------------------------------------------------------------------------------
Voice local (net of 2002 price cap of $30.7 million)	2,106.5 	2,083.6 	           22.9 	    1.1
Voice contribution					   89.4 	  464.0 		 (374.6)	  (80.7)
Voice long distance (net of 2002 price cap of 		1,016.0		1,094.6 	          (78.6)           (7.2)
$2.8 million)
Data (net of 2002 price cap of $21.5 million)		1,366.6 	1,176.6 		  190.0 	   16.1
Other (net of 2002 price cap of $0.9 million)		  410.8 	  453.2 	   	  (42.4)  	   (9.4)
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue				4,989.3 	5,272.0 		(282.7)		   (5.4)

Intersegment revenue					   95.3 	   87.5 		   7.8 	    	    8.9
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					5,084.6 	5,359.5 		(274.9)		   (5.1)
---------------------------------------------------------------------------------------------------------------------------------

Voice local revenue is generated from monthly access charges and enhanced services. Local access revenue decreased by $7.1 million in 2002, due primarily to CRTC price cap decision impacts noted in the table above and approximately 56,000 fewer access lines than one year ago, partly offset by price increases implemented in 2001 and growth in non-ILEC business. More than offsetting the decline in local access revenues was increased local enhanced services revenue of $30.0 million. Excluding the negative price cap impacts, voice local revenue increased by $53.6 million or 2.6% in 2002 as compared to 2001.

Network access lines decreased by approximately 32,000 consumer lines and 24,000 business lines between December 31, 2001 and December 31, 2002. ILEC consumer lines in Western Canada and Quebec decreased due to removal of second lines as a result of the significant increase in high-speed Internet subscribers, technological substitution including migration to wireless services, and losses to competitors. Consumer second lines were approximately 6.5% of total consumer access lines as at December 31, 2002. ILEC business line losses resulting from technological substitution to more efficient Integrated Services Digital Network (ISDN) services and from economic factors were 42,000. Partly offsetting this was a net 18,000 line competitive gain due to growth in Central Canada non-ILEC business lines exceeding ILEC business line losses. The combined ILEC business and local consumer market share was estimated to be 97% at December 31, 2002 (98% at December 31, 2001).

Voice contribution revenue decreased for the year ended December 31, 2002, when compared with the same period one year ago. The change in contribution revenue resulted principally from CRTC Decisions 2000-745 on Changes to the Contribution Regime and 2001-238 on Restructured Bands, which reduced the revenues that TELUS received to subsidize high-cost rural service areas in 2002. Under these decisions, there was also a much smaller decrease in contribution expense (or revenue tax) impacting both the Communications and Mobility segments in 2002 (see discussion under Operations expense).

Voice long distance revenue decreased for the year ended December 31, 2002, when compared with the same period one year ago. Wholesale settlement revenues decreased by $39.1 million due to lower inbound minutes from domestic carriers and migration of competitors' minutes to their own networks, as well as lower rates on international traffic. Substitution to alternative technologies such as e-mail, Internet and wireless, and lower business long distance rates contributed to long distance revenue and minute erosion. In addition, there was a short-term increase in 2001 to consumer long distance revenues due to capping of minutes in unlimited plans in June 2001 that was not repeated in 2002 due to changes in consumer calling patterns. To a lesser extent, long distance revenues were reduced by price cap impacts. These declines were partially offset by implementation of a $1.25 monthly long distance plan administration fee and a two-cent per-minute rate increase in consumer calling plans effective February 2002.

Data revenues include enhanced/IP data services (such as Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access) and other data services (managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales). Wireless data revenues are included in Mobility segment Network revenues. Organic data revenue growth, which excludes revenues from 2001 acquisitions as well as the impacts of price caps and international data revenues, was 9.7%.

  * Enhanced data/IP revenue increased by $134.6 million in 2002 mainly due to the 90.9% annual growth in consumer high-speed Internet customer base, and increased internetworking and hosting revenues, partly offset by lower e-commerce (consistent with lower demand observed in the Canadian e-commerce marketplace) and lower content and portal revenues. During the fourth quarter of 2002, the Company completed a post-implementation review of Internet subscriber counts and net additions, following the implementation of a new billing system in the third quarter. It was determined that dial-up deactivations related to conversion of accounts to high-speed Internet were understated as a result of the billing system changes. Consequently, dial-up subscriber net deactivations of 63,400 included an adjustment of 21,100. High-speed Internet subscriber net additions of 195,200 were reduced by a 3,400 negative adjustment as a result of the post-implementation review. As a result of slower market growth and the subscriber adjustment, high-speed Internet net additions were slightly lower than the original guidance of 200,000 or more.

  * Other data revenues increased by $55.4 million in 2002. The increase included $102.0 million due to higher volumes for digital private line, packet switched, videoconferencing and other services, as well as increased equipment sales. In addition, international IT managed services revenue increased by $33.9 million, partly offset by a reduction of $59.0 million in data settlements revenue and $21.5 million negative price cap impacts.

The decrease in Other revenue for 2002 was due to lower voice equipment sales volumes as a result of reduced demand and increased focus on higher margin product portfolios, greater emphasis on data equipment sales as opposed to voice equipment sales, $10.9 million lower late payment charges and, to a lesser extent, closure of retail stores, partly offset by the inclusion of five additional months of revenue from the former Williams Communications Canada, Inc. which TELUS purchased on June 1, 2001.

Included in the total revenues are non-ILEC revenues of $527.3 million for 2002 compared with $335.1 million in 2001. Minor adjustments have been made to 2001 non-ILEC revenues and operations expense to reflect current customer account classifications.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment and are eliminated upon consolidation along with the associated expense from TELUS Mobility.


Key operating indicators - TELUS Communications

Years ended December 31
(000s for subscribers and additions)			2002		2001			 Change		 %
---------------------------------------------------------------------------------------------------------------------------------
Network access lines, end of period			  4,911 	  4,967 		  (56)		   (1.1)

Total Internet subscribers, end of period (1)		  801.7 	  669.9 		  131.8 	   19.7
  Dial-up		      				  391.7 	  455.1 		  (63.4)	  (13.9)
  High-speed					          410.0 	  214.8 		  195.2 	   90.9

Total Internet subscriber net additions (1)		  131.8   	  173.0 		  (41.2)	  (23.8)
  Dial-up		                                  (63.4)	   41.8 		 (105.2)	 (251.7)
  High-speed					          195.2 	  131.2 		   64.0 	   48.8
---------------------------------------------------------------------------------------------------------------------------------

(1) Internet net additions and year-end subscriber counts for 2002 include reductions of approximately 21,100 dial-up subscribers and approximately 3,400 high-speed Internet subscribers as a result of a post-implementation review following billing system conversions.

           [wireless revenue graph]

Operating revenues - TELUS Mobility

Years ended December 31					2002		2001			Change		    %
($ in millions)
---------------------------------------------------------------------------------------------------------------------------------
Network revenue						1,852.7 	1,645.0 		  207.7 	   12.6
Equipment revenue					  164.7 	  163.5 		    1.2 	    0.7
--------------------------------------------------------------------------------------------------------------------------------
External operating revenue				2,017.4 	1,808.5 		  208.9 	   11.6

Intersegment revenue					   17.5 	   17.4 		    0.1 	    0.6
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					2,034.9 	1,825.9 		  209.0 	   11.4
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless data and fees for value-added services. Network revenue increased by 12.6% in 2002 when compared with 2001. The Network revenue growth was a result of the continued expansion of TELUS Mobility's subscriber base by 16.2% to approximately 3.0 million subscribers from 2.6 million one year ago, while maintaining an industry leading average revenue per subscriber unit per month
(ARPU).

TELUS Mobility continued to pursue a strategy focused on profitable revenue growth and subscriber retention, which resulted in steady ARPU and a substantially improved churn year-over-year. While ARPU was $55 for 2002, compared with $57 in 2001, the relative stability of ARPU in the fourth quarter ($56 in both 2002 and 2001) was in contrast with historical trends observed in the fourth quarter (typically an approximate 3% rate of decrease). This was a significant achievement considering 2002 trends of greater in-bucket usage, postpaid / prepaid mix changes, retention offers aimed at reducing postpaid churn, and overall competitive market pressures. In-bucket usage refers to plans that offer free minutes (at a fixed fee) for periods of time, including free evenings and weekends and after-school calling. The slight decline in ARPU was attributed to increased usage and to TELUS Mobility's pricing discipline. Average minutes of use (MOU) per subscriber per month were 290 in 2002 compared with 270 in 2001. As of December 31, 2002, postpaid subscribers accounted for 83.1% of the total cumulative subscriber base as compared to 84.9% one year earlier. Net postpaid additions of 301,600 represented 72.2% of all net additions, an 80,100 or 36.2% increase, as compared to 221,500 or a 53.1% increase in 2001. Total net subscriber additions were 417,800 as compared to 417,500 in 2001. TELUS Mobility's strong subscriber growth in the first three quarters of 2002 provided the flexibility to exercise pricing discipline despite significant promotional activity by competitors for the fourth quarter. Net additions for 2002 were similar to those for the prior year and reflect a notable increase in market share given declining industry net additions as compared to the previous year.

The blended postpaid and prepaid churn rate averaged 1.8% per month for 2002 and represented an improvement from a 2.0% churn rate for the same period in 2001.Deactivations increased by 4.5% to 599,100 from 573,300 in 2001. The improved churn rate and industry leading ARPU are evidence of the continued focus and execution by TELUS Mobility on subscriber retention and profitable revenue generating subscriber growth. The decline in the churn rate is attributed to improved network quality and coverage including the implementation of the roaming/resale agreements with Bell Mobility and Aliant Telecom Wireless, improved client service levels, client contracting as part of loyalty and retention programs, and the grandfathered per-second rate plans compared to new per-minute billing plans.

Equipment sales, rental and service revenue for 2002 was $164.7 million compared with $163.5 million for the same period in 2001. The increase in equipment revenue was principally due to a 26,100 (2.6%) increase in gross subscriber activations to 1,016,900 in 2002 from 990,800 in 2001.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.


Key operating indicators - TELUS Mobility

Years ended December 31
(000s for subscribers and additions)			2002		2001			Change		%

---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions - postpaid			  301.6 	  221.5 		   80.1 	   36.2
Net subscriber additions - prepaid			  116.2 	  196.0 		  (79.8)	  (40.7)
---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions - total			  417.8 	  417.5 		    0.3 	    0.1

Subscribers - postpaid					2,490.6 	2,189.0 		  301.6 	   13.8
Subscribers - prepaid					  504.9 	  388.7 		  116.2 	   29.9
Subscribers - total					2,995.5 	2,577.7 		  417.8 	   16.2

Churn, per month (%)					    1.8 	    2.0 		   (0.2)	     -
(COA per gross subscriber addition(1) ($)		    497 	    502 		     (5)	   (1.0)
COA per gross subscriber addition excluding  ($)	    425 	    446 	            (21)	   (4.7)
 retention and migration (1)
ARPU ($)						     55 	     57 		     (2)	   (3.5)
Total POPs(2) covered (millions)			   25.3 	   24.6 		    0.7 	    2.8
Digital POPs covered (millions)				   25.2 	   24.2 		    1.0 	    4.1
Digital POPs covered including roaming/resale (3)	   27.4 	     - 			     - 		     -

EBITDA excluding COA ($ millions)			1,016.4 	  837.7 	   	  178.7 	   21.3
---------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, COA of $497 and $425 before retention and migration costs excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for 2002 would be $476 and $404 excluding retention and migration.

(2) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

(3) TELUS Mobility has not activated all digital roaming areas. TELUS PCS digital population coverage was 21.4 million, and 27.4 million including the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. TELUS PCS and Mike digital population coverage was 25.2 million.


Operations expense - TELUS Communications

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					3,100.8 	3,185.7 		  (84.9)	   (2.7)
---------------------------------------------------------------------------------------------------------------------------------

TELUS Communications operations expenses decreased in 2002 as a result of Operational Efficiency Program (OEP) cost reductions including lower salaries and benefits from approximately 5,200 net staff reductions since December 31, 2001, a lower contribution expense and the favourable impact of investment tax credits (ITCs) of $50.5 million. The ITCs were recognized as a result of a settlement with the Canada Customs and Revenue Agency (CCRA) for previous years' claims and were recorded as a reduction of operations expense as this is where the qualifying expenses were recorded originally. The OEP cost reductions and reduced contribution expenses were partly offset by non-ILEC expansion and 2001 acquisitions.

Non-ILEC expenses increased by $153.8 million in the year ended December 31, 2002, when compared with the same period in 2001. The increase was mainly due to additional costs from companies acquired from June to October 2001, as well as increased facility costs and cost of sales associated with revenue growth that were partly offset by improved operational efficiencies including the movement of a greater proportion of traffic services on-net.

ILEC operations expense decreased by $238.7 million in the year ended December 31, 2002, when compared with the same period in 2001. The most significant changes were OEP-related savings of approximately $150 million (approximately $107 million salary savings from reduced staff counts), as well as a decrease in contribution expense of $123.4 million. The change to contribution expense resulted from the lowering of contribution rates from 4.5% of eligible revenues to a final rate of 1.3% of eligible revenues, as determined in CRTC contribution and rebanding decisions. Combined wholesale settlement, facilities and clearinghouse expenses decreased by $16.6 million, while payments under the Software and Related Technology and Services Agreement with Verizon decreased by $25.5 million. Equipment cost of sales decreased by $37.6 million due to lower equipment sales. Operations expenses also decreased by $50.5 million due to receipt of ITCs in 2002, while ILEC bad debt expense decreased by $3.1 million.

The above decreases in ILEC operations expense were partially offset by the following expense increases. Along with lower salaries and benefits associated with the OEP described above and the significant reduction in the capital expenditure program, capitalized labour costs decreased by $16.7 million. Capitalization rates for labour in 2002 and 2001 were approximately 14% in 2002 and 2001. Pension expenses increased by $41.4 million, expenses related to international data managed service revenues increased by $33.3 million, building lease payments increased by $5.7 million due to the sale and leaseback of administrative buildings in 2001, and a one-time $8.0 million property tax recovery was recorded in the first quarter of 2001, for which there is no equivalent recovery in 2002. Consumer Internet cost of sales increased by $5.4 million year-to-date due to higher subscriber additions for the year. Other cost increases of approximately $57.5 million were primarily the annualized impact of salary and employee-related expenses associated with 2001 acquisitions.

In 2003, pension expense is expected to increase by approximately $65 million. The pension expense change in 2003 is not expected to result in a corresponding increase in cash contributions. The projected increase in the 2003 pension expense is substantially non-cash in nature and is related to amortization of actuarial losses and a lower expected return on assets for defined benefits pension plans (reduced to 7.48% from 7.71%).


Operations expense - TELUS Mobility

($ in millions)						2002		2001		       Change		 %
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					1,500.1 	1,470.1 		   30.0 	    2.0
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility operations expenses increased for the year ended December 31, 2002 when compared to the same period one year ago. Expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax (PST) legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition
(COA). Normalized for this reduction in expenses, Operations expense increased by $51.0 million or 3.5%. The increase was principally due to general and administrative expenses (G&A) for client services to support higher subscriber levels and, to a lesser extent, COA attributed to higher postpaid gross activations. However, significant productivity improvement is evident when G&A expense increase of 11.7% is compared with network revenue growth of 12.6% and annual subscriber growth of 16.2%.

Expenses related to equipment sales decreased by $22.8 million or 5.8% when compared to one year earlier. The decrease was related to the $21.0 million favourable clarification of PST legislation. Once normalized, equipment costs decreased by $1.8 million or 0.5% due to favourable exchange rates and vendor pricing being partly offset with 26,100 higher gross subscriber additions. These costs are included in COA.

Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes and other direct costs related to network operations. Network operating expenses decreased by $20.3 million or 5.2% to $366.7 million in 2002 from $387.0 million in 2001. These costs improved as a result of reduced contribution charges, $18.6 million in 2002 as compared to $60.1 million in 2001. When normalized for reduced contribution revenue taxes in 2002, network operating expenses increased by $21.2 million or 5.5% as compared to 2001. The normalized increases were attributed to transmission and site-related expenses including costs in support of the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. Enhancements to both PCS and Mike digital networks across Canada helped to support the increased subscriber base and improve service levels. PCS digital population coverage increased by 6.0 million (Bell - 4.8 million and Aliant -
1.2 million) from 21.4 million before the roaming/resale agreements to 27.4 million including roaming/resale areas activated by the end of the fourth quarter. Total digital population coverage (Mike and PCS) as of December 31, 2002, was 25.2 million (27.4 million including all current digital roaming service areas) as compared to 24.2 million one year ago.

Marketing expenses excluding handset subsidies were $249.4 million for 2002, as compared to $230.2 million for 2001. The increase was principally the result of dealer compensation as a result of 37,100 higher postpaid gross subscriber additions. COA per gross subscriber addition was $497 (excluding any benefit from the $21.0 million PST ruling) as compared to $502 in 2001. Excluding retention and migration costs, COA per gross subscriber addition was $425 and $446 for 2002 and 2001, respectively. Increased retention spending is consistent with TELUS Mobility's focus on reducing postpaid churn by contracting and offering incentives to the existing subscriber base.

G&A expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses increased by 11.7% to $512.8 million for 2002, compared to $458.9 million in 2001. The increases were principally related to an increase in staffing levels in the areas of client operations, company-owned retail stores, expansion into new coverage territory, and channel distribution expansion to support subscriber growth and improve service levels. Employee costs increased due to growth of 5.1% in staffing levels to 5,420 employees from 5,156 at December 31, 2001. Client operations expense increased principally due to increases in bad debts and subscriber related expenses, such as billing and postage charges. Bad debts and other customer losses increased by $22.6 million for 2002 as compared to 2001. This significant increase in bad debt and other customer losses was related to certain temporary impacts related to billing system conversions completed in 2002. By the fourth quarter, such expenses had begun to return to historical levels as bad debt and other customer losses declined by $5.4 million or 36.2% as compared to the third quarter of 2002. TELUS Mobility expects bad debt related expenses to decline to more historical levels in 2003. TELUS Mobility completed its fifth and final major billing system conversion over the past 18 months with the completion of the Mike billing system conversion in early October 2002.


Earnings (1) Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segment

Years ended December 31
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications					1,983.8 	2,173.8 		 (190.0)	   (8.7)
TELUS Mobility						  534.8 	  355.8 		  179.0 	   50.3
---------------------------------------------------------------------------------------------------------------------------------
TELUS Consolidated					2,518.6 	2,529.6 		  (11.0)           (0.4)
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (1) margin (2) by segment
Years ended December 31 (%)				2002		2001			Change
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications					   39.0 	   40.6 		   (1.6)	     -
TELUS Mobility						   26.3 	   19.5 		    6.8 	     -
TELUS Consolidated					   35.9 	   35.7 		    0.2 	     -
---------------------------------------------------------------------------------------------------------------------------------

(1) Excluding Restructuring and workforce reduction costs.
(2) EBITDA divided by total revenue.

TELUS Communications EBITDA, excluding Restructuring and workforce reduction costs, decreased by $190.0 million for 2002 when compared to 2001, primarily due to the negative impacts of the changes in contribution rates and the price cap decision. Normalized for these negative regulatory impacts, TELUS Communications EBITDA would have increased by $119.3 million. The normalized improvement is attributable to operational efficiency savings, receipt of ITCs and increased data revenue, offset by decreases in other areas such as long distance and voice equipment sales. Non-ILEC negative EBITDA of $107.2 million for 2002 showed improvement from the negative $145.6 million reported in 2001 due to higher margin revenue growth, cost efficiencies and improved economies of scale. Non-ILEC negative EBITDA decreased for five consecutive quarters.

TELUS Mobility continued to successfully execute its national strategy focused on profitable revenue growth. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 86.0% in 2002, compared to 67.7% in 2001. Excluding the $21.0 million favourable PST clarification and reduced regulatory contribution expense of $41.5 million, full year 2002 EBITDA improved by $116.5 million (32.7%) as compared to the same period in 2001. EBITDA margin as a percentage of network revenue (before the PST clarification) improved to 27.7% compared to 21.6% in 2001. The improvement in EBITDA margin was attributable to strong subscriber and revenue growth, economies of scale recognized through improved efficiencies resulting from the successful integration of TELUS Mobility's operations, and investments in information systems and technology, as well as lower contribution charges and the favourable PST clarification. For TELUS Mobility, EBITDA divided by network revenue was 28.9% in 2002 as compared to 21.6% in 2001. Excluding the $21.0 million PST clarification, the margin for 2002 was 27.7%.

         [consolidated EBITA graph]

Depreciation and amortization

Years ended December 31
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Depreciation						1,213.7 	1,127.6 		   86.1 	    7.6
Amortization of intangible assets			  356.6 	  366.6 		  (10.0)	   (2.7)
---------------------------------------------------------------------------------------------------------------------------------

Depreciation expense increased in 2002 primarily due to $85.5 million higher expense related to the net growth in capital assets (predominantly in wireless and data network capital assets) and $29.7 million related to the acquisition of PSINet. These increases were partially offset by $29.1 million lower depreciation on network assets due to service life increases implemented in late 2001.

Commencing January 1, 2002, the Company no longer amortizes intangible assets with indefinite lives as a result of the required adoption of CICA policy discussed in Note 2(a) to the Consolidated Financial Statements. In 2001, the Company recorded amortization of $89.6 million for intangible assets with indefinite lives. In 2002, amortization for administrative software assets and subscribers increased by $79.6 million when compared with 2001.


Restructuring and workforce reduction costs

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  569.9 	  198.4 		  371.5 	  187.2
---------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce reduction costs were recorded in 2001 and 2002 for the OEP. In 2001, the Company initiated a phased OEP aimed at improving operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization of TELUS Communications. In the first quarter of 2001, a restructuring charge of $198.4 million was recorded. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges. In the first quarter of 2002, the Company recorded a $12.5 million expense in respect of Restructuring and workforce reduction costs incurred in excess of the 2001 provision. By December 31, 2001, excluding the impacts of staff increases associated with acquisitions, there were approximately 800 net staff reductions as a result of the OEP.

The second phase of the OEP, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, on June 7, 2002, the Company initiated a program offering an Early Retirement Incentive Plan (ERIP) and Voluntary Departure Incentive Plan (VDIP) to 11,000 of more than 16,000 bargaining unit employees and on July 11, 2002, the Company announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the OEP commenced in the third quarter of 2002 and was focused on operationalizing the above noted initiatives. Twenty-four of the 43 customer contact centres targeted for consolidation were consolidated by December 31, 2002. All 33 of the TELUS stores targeted for closure were closed by December 31, 2002. Consolidation of administrative offices was largely completed by December 31, 2002. TELUS Communications reduced its staff count by 5,200 for the year ended December 31, 2002. Since the inception of the OEP in 2001 through December 31, 2002, the Company has reduced its staff count by approximately 6,000, comprised of 4,200 bargaining unit positions and 1,800 management positions. TELUS currently expects approximately 1,300 additional net employee reductions to occur in 2003 as a result of the OEP. See Note 5 to the Consolidated Financial Statements.

The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. The total Restructuring and workforce reduction expense of $569.9 million for 2002 consisted of a phase one expense of $12.5 million incurred in 2002, which was in excess of the phase one 2001 provision, as well as a $557.4 million provision in 2002 related to the second and third phases of the OEP. This 2002 provision included management, ERIP, VDIP and other operational efficiency pursuits. An additional restructuring amount of approximately $20 million is expected to be recorded in 2003 in respect of the OEP for items that were not eligible to be recorded in 2002.

The EBITDA savings for the OEP was approximately $150 million for the year ended December 31, 2002. The annual savings for 2003 are currently expected to be approximately $450 million. Thereafter, annual recurring savings are currently estimated to be approximately $550 million.


Other expense (income), net

($ in millions)						2002		2001		Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					   40.8 	  (17.0)		   57.8		     -
---------------------------------------------------------------------------------------------------------------------------------

Other expense (income) includes impairments in portfolio investments, gains and losses on disposal of property, charitable donations and accounts receivable securitization expense. In 2002, impairments totalling $19.6 million were recorded for certain minority investments, while losses in equity investments increased by $7.4 million from the same period in 2001. Accounts receivable securitization expense increased by $2.6 million when compared with 2001, as a result of the establishment of a new, expanded program at the end of July 2002. See Note 2(d) and Note 11 to the Consolidated Financial Statements for further discussion. Other income in 2001 included a $24.5 million gain from the sale of a fibre asset.


Financing costs

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  604.1 	  624.5 	          (20.4)	   (3.3)
---------------------------------------------------------------------------------------------------------------------------------

Financing costs for the year ended December 31, 2002 included pre-tax gains on debt redemption of $82.7 million as well as recognition of interest income of $24.0 million associated with the receipt of ITCs. The pre-tax gains on debt redemption arose from the repurchase of approximately $410 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $318 million including commissions and net of cross-currency swap unwind proceeds. Refer to the discussion under Cash provided by financing activities for further details. Financing costs for the year ended December 31, 2001 included a $65.9 million gain on redemption of Clearnet senior discount notes. See Note 6 to the Consolidated Financial Statements for the components of Financing costs.

Excluding gains on debt repurchase and redemption and interest income received on ITCs, Financing costs for the year ended December 31, 2002 increased by $20.4 million when compared to the same period one year ago. Interest on long-term and short-term debt increased by $9.3 million in 2002 due to a higher effective interest rate than in 2001, partly offset by a lower average debt balance. The effective interest rate on the average debt outstanding was 7.9% for 2002 (7.8% for 2001), while the average debt outstanding during 2002 was $8,818 million ($8,916 million for 2001). Other changes to Financing costs included a $10.9 million decrease in interest income due to a lower volume of short-term investments.

The short-term obligation and long-term debt balance as at December 31, 2002 decreased by $494 million to $8,388 million from $8,881 million at the end of 2001, while the average term to maturity has decreased to 6.6 years as at December 31, 2002 (7.6 years as at December 31, 2001).

        [financing costs graph]

Refinancing charge from debt restructuring

($ in millions)						2002		2001		        Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					     - 	           96.5 	          (96.5)         (100.0)
---------------------------------------------------------------------------------------------------------------------------------

As a result of negotiating new senior credit facilities in 2001, a non-cash refinancing charge of $96.5 million was recorded in 2001 to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.


Income taxes

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  (42.5)	   93.4 		 (135.9)	 (145.5)
---------------------------------------------------------------------------------------------------------------------------------

The recovery of income taxes in 2002, when compared with tax expense recorded in 2001, was primarily due to losses before taxes in 2002 compared with income before taxes in 2001. The income tax recovery in 2002 was reduced by large corporations tax (LCT) and future tax expense recorded for revaluation of future tax assets and liabilities for decreases in statutory tax rates. The tax expense in 2001 was increased by LCT and future income tax expense for the revaluation of future income tax assets and liabilities resulting from prospective changes in income tax rates. See Note 7 to the Consolidated Financial Statements.


Non-controlling interest

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    3.1 	    3.6 		   (0.5)	  (13.9)
---------------------------------------------------------------------------------------------------------------------------------

Non-controlling interest for the year ended December 31, 2002 primarily represents a partner's interest in TELUS International Inc. The decrease in non-controlling interest for the year ended December 31, 2002, when compared to the same period in 2001, was mainly due to TELUS' purchase of the remaining 30% of TELUS Quebec from Verizon on June 30, 2001.


Goodwill amortization

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31				  	     - 		  174.8 	 	 (174.8)	 (100.0)
---------------------------------------------------------------------------------------------------------------------------------

Commencing January 1, 2002, the Company no longer amortizes goodwill. This is the result of the required adoption of new accounting rules in CICA Handbook
Section 3062 as discussed in Note 2(a) to the Consolidated Financial
Statements.


Discontinued operations

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					   (1.9)	  592.3 		 (594.2) 	 (100.3)
---------------------------------------------------------------------------------------------------------------------------------

By the end of August 2002, TELUS completed the sale of its U.S. directory operations. Discontinued operations for the twelve-month period ended December 31, 2001 represented combined income from directory advertising and equipment leasing businesses prior to their effective divestiture dates and the respective gains recognized upon divestiture. The sale of TELUS Advertising Services' Alberta, B.C., and Ontario directory business and TELUS Quebec's directory business to Verizon's Dominion Information Services closed on July 31, 2001. TELUS exited the equipment leasing business on September 30, 2001. See Note 8 to the Consolidated Financial Statements.


Preferred dividends

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    3.5 	    3.5 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------

There were no changes to the quarterly preferred dividend.


Interest on convertible debentures

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    6.8 	    7.0 		   (0.2) 	   (2.9)
---------------------------------------------------------------------------------------------------------------------------------

The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.


Common share and non-voting share income (loss)

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					 (239.3)	  443.0 		 (682.3)	 (154.0)
---------------------------------------------------------------------------------------------------------------------------------

The Common share and non-voting share income was reduced for the year ended December 31, 2002, when compared to the same period in 2001, primarily due to recognition in 2001 of $592.3 million income in discontinued operations, and significantly increased Restructuring and workforce reduction costs in 2002 (an increase of approximately $263 million after tax), partially offset by the elimination of amortization of intangible assets with indefinite lives and goodwill (approximately $225 million after tax).

Basic earnings per share decreased by $2.26 from 2001 due to these factors, partially offset by the impact of distributing the 2002 loss over a larger average number of shares outstanding. The increase in the average number of common shares and non-voting shares outstanding was primarily a result of the September 2002 public equity issue.

        [basic earnings (loss) per share graph]

Liquidity and capital resources

Cash provided by operating activities

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					1,742.0 	1,407.8 	  	  334.2 	   23.7
---------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities increased for the year ended December 31, 2002, when compared with the same period in 2001, due mainly to a $294.5 million decrease in taxes paid (excluding ITCs, which are also part of EBITDA), a $331.7 million decrease in investment in accounts receivable in 2002 compared with an $85.9 million increase in accounts receivable in 2001, and $30.2 million lower negative impacts in non-cash working capital from discontinued operations, partly offset by $201.9 million higher workforce restructuring payments, $52.5 million higher paid interest, and $11.0 million lower consolidated EBITDA.


Cash provided (used) by investing activities

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31				       (1,691.1)       (1,821.3)	  	  130.2 	    7.1
---------------------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities decreased in the year ended December 31, 2002 when compared to the same period one year earlier. The decrease was mainly due to lower capital expenditures and spectrum purchases in 2002 (described in more detail below), and lower other investing activity in 2002. Cash used for investing activities in 2001 was reduced by receipt of proceeds from the sale of non-core assets: $939.6 million from the sale of the directory advertising business and exiting the equipment leasing business; and $228.4 million proceeds from the sale of administrative buildings.


Capital expenditures by segment

Years ended December 31
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications				        1,238.2 	1,605.8 		 (367.6)	  (22.9)
TELUS Mobility					          455.1 	  643.6 		 (188.5)	  (29.3)
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures - general		                1,693.3 	2,249.4 		 (556.1)	  (24.7)
TELUS Mobility - wireless spectrum		            4.6           355.9 		 (351.3)	  (98.7)
---------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures		                1,697.9 	2,605.3 		 (907.4)	  (34.8)
=================================================================================================================================
Capital expenditure intensity (%)(1)		           24.2 	   36.8 		  (12.6)	     -
---------------------------------------------------------------------------------------------------------------------------------

(1)  Capital expenditures as a percentage of revenue.

TELUS Communications capital expenditures decreased for the year ended December 31, 2002, when compared with the same period in 2001. Non-ILEC expenditures decreased by $88.4 million to $214.3 million, when compared with 2001, mainly due to the completion of the national optical carrier network and IP backbone in 2001 and expenditures on an Intelligent Internet Data Centre in Toronto in 2001. Expenditures for ILEC sustainment decreased by $279.2 million to $1,023.9 million, when compared with 2001, mainly due to $134.2 million lower payments for software licences and trademarks from Verizon, $75.7 million lower expenditures on network infrastructure, $60.6 million lower expenditures for replacing the national long distance and card service platform, and $33.7 million lower expenditures for e.hosting. Expenditures for ADSL initiatives increased by $4.8 million to $250.9 million, while spending on all other initiatives increased by $20.2 million including spending on OEP initiatives such as consolidation of contact centres. For the Communications segment, the ratio of capital expenditures to revenues decreased to 24.4% in 2002 compared to 30.0% in the same period in 2001. The ratio for ILEC operations was 22.5% in 2002 as compared to 25.8% in 2001, while the ratio for non-ILEC operations was 40.6% in 2002 as compared to 96.8% in 2001. Reduced capital expenditure intensity in the Communications segment improved cash flow (EBITDA less capital expenditures) by $177.6 million to $745.6 million for 2002, when compared to 2001.

In addition to capital expenditures detailed above, a fibre asset was purchased in June 2001 from a third party for non-monetary consideration of $76.0 million. As this was a non-cash purchase, the amount is not reflected in Capital expenditures on the Consolidated Statements of Cash Flows.

TELUS Mobility capital expenditures were significantly reduced for the year ended December 31, 2002, when compared with 2001. TELUS Mobility continued the enhancement of digital cellular coverage, digitization of the analogue network, and implementation of the 1X CDMA (code division multiple access) data network. Excluding the spectrum purchase, capital spending has declined significantly because of the implementation of the 1X digital network in 2001, digital conversion of analogue networks in 2001, and reduced coverage expansion costs in 2002 due to the recently operationalized roaming/resale agreements with Bell Mobility and Aliant Telecom Wireless. Capital expenditure intensity for TELUS Mobility was 22.6% in 2002, as compared with 54.7% in 2001 due to both lower capital spending and growth in network revenues. As a result of continued EBITDA growth and reduced capital expenditure intensity and spectrum purchases, Mobility has improved cash flow (EBITDA less capital expenditures) to $75.1 million in 2002, as compared with negative $643.7 million in 2001.

The Company has significantly reduced its consolidated capital expenditure intensity to 24.2% in 2002 from 36.8% in 2001. Reduced capital expenditure intensity in 2002 is consistent with TELUS' objective to reduce annual consolidated capital expenditures to 20% of revenue, or less, in 2003 and thereafter. On a consolidated basis, as a result of lower capital intensity, cash flow (EBITDA less capital expenditures) improved by $896.4 million in 2002.

        [capital expenditures graph]

Cash provided (used) by financing activities

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  (77.0)	  330.4 	 	 (407.4)	 (123.3)
---------------------------------------------------------------------------------------------------------------------------------

Cash used by financing activities increased in the year ended December 31, 2002, when compared with the same period one year ago, principally due to $341.2 million of net debt redemptions in 2002, compared with $540.5 million of net debt issues in 2001, partly offset by common and non-voting shares issued in September 2002 and reduced dividends paid to shareholders.

In September 2002, a public issuance was completed of 34.25 million non-voting shares concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million. In addition, $92.2 million of proceeds were received from common and non-voting shares issued from Treasury under the employee share purchase plan, from shares issued when Verizon exercised its pre-emptive rights, from share option plans and from warrants (compared with $103.1 million of proceeds issued in the same period in 2001 under the same plans). The net proceeds of $322.9 million from the public share issuance were used to repurchase and repay debt, including bank debt incurred in the third quarter to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc. and for general corporate purposes. The Company repurchased approximately $410 million principal amount of such notes for a cash outlay of approximately $318 million including commissions and net of cross-currency swap unwind proceeds. The repurchased notes had maturities in the following years and for the approximate face amounts shown: 2003 ($49 million), 2004 ($10 million), 2006 ($22 million), 2007
($210 million) and 2011 ($118 million). The debt was repurchased at an average discount of 21%, while equity dilution was limited to 10% from the September 2002 public share issuance.

In addition, dividends paid to shareholders decreased by $189.6 million mainly due to the 57% reduction in the quarterly dividend rate. The reduction in dividend payments was partly offset by lower enrolment in the dividend reinvestment plan throughout the year (approximately 21% for the dividend paid in October, compared with approximately 44% one year earlier).


Liquidity and capital resource ratios

Years ended December 31							2002			2001		Change
---------------------------------------------------------------------------------------------------------------------------------
Fixed rate debt as proportion of total indebtedness (%)			   93.4 		   94.8 	  (1.4)
Net debt(1) to total capitalization (%)					   56.6 		   55.5 	   1.1
Net debt to EBITDA (2)							    3.3 		    3.4 	  (0.1)
Earnings coverage (3)							    0.6 		    2.0 	  (1.4)
EBITDA interest coverage (4)						    3.7 		    4.1 	  (0.4)
---------------------------------------------------------------------------------------------------------------------------------

(1)  Long-term debt plus current obligations and cheques outstanding less
     Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar Notes. The cross-currency foreign exchange hedge asset as at December 31, 2002 was $126.8 million ($181.6 million as at December 31,
     2001). Net debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $120.4 million at December 31, 2002 and $30 million at December 31, 2001, which is required to be included in the numerator of the leverage ratio covenant calculation in TELUS' credit facilities. The impairment charge to retained earnings for intangible assets increased the December 31, 2002 net debt to total capitalization from 54.4% to 56.6%.
(2) Net debt as at December 31, 2002 divided by 12-month trailing EBITDA, where EBITDA excludes Restructuring and workforce reduction costs.
(3) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
(4) EBITDA excluding Restructuring and workforce reduction costs divided by financing costs before non-cash accreted interest and gains on redemption of debt, calculated on a 12-month trailing basis. Accreted interest was recorded until the second quarter of 2001.

As at December 31, 2002, 93.4% of the Company's total indebtedness was at fixed rates, limiting the impact of potential interest rate increases in the short-term. A one per cent change in short term interest rates would have an approximate $5.5 million annual impact on interest expense based on a December 31, 2002 bank facility balance of $655 million and $107 million of floating-to-fixed rate swaps.

During the second half of 2002, total debt, after adjusting for the foreign exchange hedge, decreased by approximately $824 million primarily as a result of debt repurchases of $410 million principal amount and a reduction of $414 million in the amount drawn under the Company's credit facilities.

TELUS has established an objective for its net debt to EBITDA ratio of 3.0 by the end of 2003 and less than 2.7 by the end of 2004.

        [net debit to total capitalization graph]

The net debt to total capitalization ratio as at December 31, 2002 increased, when compared to one year ago, mainly due to the non-cash reduction in equity associated with the impairment charge for intangible assets recorded earlier this year, net of the proceeds from an equity issue in the third quarter of 2002 and an increase in the notional amount related to sold accounts receivables added to the debt balance for debt covenant purposes. TELUS has a long-term objective of reducing its ratio of net debt to total capitalization to 50% (56.6% as at December 31, 2002).

The net debt to EBITDA ratio for the twelve-month period ended December 31, 2002 improved, when compared with the ratio for the twelve-month period ended December 31, 2001, mainly due to a reduction of more than $430 million in short-term and long-term debt net of the cross-currency hedge amount, partly offset by a $90 million increase in notional amount related to sold accounts receivable and an $11 million decrease in the 12-month trailing EBITDA of $2,519 million ($2,530 million one year earlier).

        [net debt to EBITDA ratio graph]

The EBITDA interest coverage ratio for the 12 months ended December 31, 2002 decreased as compared to the same period one year earlier, due to 2002 financing costs fully reflecting 2001 investing activities and a lower EBITDA, partly offset by financing costs being reduced by interest income recorded in respect of the receipt of ITCs.

        [EBITDA interest coverage graph]

Credit facilities
TELUS credit facilities at the end of December 2002 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($655 million drawn along with $47 million in outstanding undrawn letters of credit), an undrawn $800 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $74 million in other bank facilities (nil drawn and approximately $5 million in outstanding undrawn letters of credit, at December 31, 2002). During the fourth quarter of 2002, the amount drawn on TELUS' $1.5 billion revolving credit facility increased to $655 million primarily due to cash payments related to the Company's OEP and the payment of semi-annual interest coupons on the Company's public notes. Outstanding undrawn letters of credit increased from $47 million to approximately $102 million after December 31, 2002.

At December 31, 2002, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage ratio (Funded debt and Asset securitization amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 3.3:1 as at December 31, 2002) and not permit its consolidated Coverage ratio (EBITDA to Interest expense and Asset securitization charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 3.6:1 as at December 31, 2002) at the end of any financial quarter. There are certain differences in the calculation of the Leverage ratio and Coverage ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Calculated to one decimal point, the Leverage ratio and Net debt to EBITDA were the same at December 31, 2002, while the Coverage ratio and EBITDA interest coverage ratio were 3.6:1 and 3.7:1, respectively. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Accounts receivable sale
On July 26, 2002, TELUS Communications Inc. (TCI), a wholly-owned subsidiary of TELUS, signed an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS) or the purchaser may require the sale program to be wound down.

During the third quarter of 2002, TCI terminated a prior securitization trust agreement dated November 20, 1997. Collection and final remittances in respect of the accounts receivable subject to the prior securitization transaction were completed by September 27, 2002.

On September 30, 2002, the new securitization agreement was amended in order to make available for purchase by the securitization trust, an interest in some of TCI's other trade receivables of a certain class that were of the type previously sold to the prior securitization trust. As at December 31, 2002, TCI had received aggregate cash proceeds of $475 million under its new accounts receivable securitization program.

TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage ratio covenant under the credit agreement. The amount of sold accounts receivable, which is added to debt for purposes of this ratio, is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At December 31, 2002, this amount, defined as the Asset Securitization Amount, was approximately $120.4 million.

Credit ratings
As of March 31, 2003, no new rating actions on TELUS' debt had been announced since July 2002. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

On July 8, 2002, DBRS confirmed its ratings at R-2(high) for TELUS Corporation, TELUS Communications (Quebec) Inc. and TELUS Communications Inc. commercial paper, but changed the trend for all to negative. DBRS also downgraded the ratings for all other debt instruments and changed the trend to negative. On July 11, 2002, Standard & Poor's (S&P) lowered its ratings of TELUS' long-term credit and senior unsecured debt to BBB from BBB+ and lowered its Canadian scale commercial paper rating to A-2 from A-1(low). At the same time, S&P lowered its ratings for TELUS' wholly-owned subsidiaries, TELUS Communications (Quebec) Inc. and TELUS Communications Inc. The outlook for all ratings was changed to negative. On July 23, 2002, Fitch Ratings initiated ratings of TELUS' and TELUS Communications Inc.'s long-term credit and senior unsecured debt at BBB with negative outlook. On July 25, 2002, Moody's Investors Service lowered its ratings of TELUS' long-term credit and senior unsecured debt to Ba1 (non-investment grade) from Baa2. The outlook for the Moody's rating is negative.

The Company plans to improve its credit ratings over time by increasing its cash flow and reducing debt through increased operating cash flow, driven in significant part by the announced OEP in the Communications segment, continued EBITDA growth in the Mobility segment, lower expected EBITDA losses in non-ILEC operations, declining capital expenditures, improved working capital, lower cash income taxes due to application of significant tax losses carried forward and discounted debt repurchases, as well as equity issuances including employee and dividend share issuances, among other factors. The Company's mid-term objective is to have BBB to A- ratings for its long-term credit and senior unsecured debt.


Credit rating summary

							S&P		DBRS			Moody's		Fitch
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation (1)
Senior bank debt					BBB		BBB			Ba1		BBB
Debentures and Notes					BBB		BBB			Ba1		BBB
Medium-term Notes					BBB		BBB			---		---
Commercial paper					A-2		R-2(high)		---		---

TELUS Communications Inc.(1)
Debentures						BBB		BBB			---		BBB
Medium-term Notes					BBB		BBB			---		BBB
Commercial paper					A-2		R-2(high)		---		---
Preferred shares					P-3(high)	Pfd-3			---		---

TELUS Communications (Quebec) Inc.(1)
First mortgage bonds					BBB		BBB			---		---
Debentures						BBB		BBB			---		---
Medium-term Notes					BBB		BBB			---		---
Commercial paper					A-2		R-2(high)		---		---
---------------------------------------------------------------------------------------------------------------------------------

(1) Outlook or trend negative.

Off-balance sheet arrangements and contractual liabilities

Financial instruments (Note 4 to the Consolidated Financial Statements)

TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. The Company has entered into interest rate swap arrangements that have the effect of fixing the interest rate on $107 million of floating rate debt. Hedge accounting is not applied to these swap agreements.

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not applied to these foreign currency forwards.

Counterparties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of the deferred hedging asset.

Commitments and contingent liabilities
The Company has a number of commitments and contingent liabilities as disclosed in Note 19 to the Consolidated Financial Statements. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is also currently engaged in labour contract negotiations through the federal conciliation process.


2003 Outlook

The Canadian telecommunications industry encountered challenging circumstances in 2002, as the industry slowdown experienced in 2001 continued. Operators within the industry were impacted by a number of factors, including continued pricing pressures, restrictive financial markets, regulatory decisions and a weaker economic outlook. As a result of competitive intensity and declining industry revenues in key markets, combined with the inability to access capital markets, several emerging operators were forced to restructure financially. Some of these operators have re-emerged or are re-emerging from creditor protection with recapitalized balance sheets and may compete more vigorously and/or consolidate.

In 2002, the Canadian telecom industry generated revenues of approximately $33 billion, with Bell Canada and its affiliated regional telcos representing over 50% of the total revenue. TELUS revenues represented $7 billion in 2002, amounting to about 21% of total revenues for the industry.

Revenue growth in the Canadian telecom market in 2002 was approximately 3%, less than the 7% growth experienced in 2001, and weakness was evident especially in the corporate business market. Wireline local voice experienced flat revenue growth, while long distance continued a decline that has been evident over the past few years. Enhanced data, Internet and wireless growth continued in 2002, but at a slower rate than previously anticipated, particularly in the last half of the year. It is estimated that wireless revenue growth in Canada was approximately 13% in 2002. The strongest growth areas remain wireless, data and IP, consistent with TELUS' strategic focus. TELUS is projecting a 3 to 4% overall revenue growth in 2003 made up of 9 to 11% wireless growth and flat to 1% wireline growth. See "Financial and operating targets and issues".

In May 2002, the CRTC announced a new price cap regime and reconfirmed the facilities-based competitive model that will govern until June 2006. This regime regulates the ILECs with respect to pricing rules for tariffed retail services and services purchased from the ILECs by competitors. The stated goal of the CRTC is to support competition in the Canadian telecom industry. The regulatory decisions on contribution in 2001, and the price cap decisions in 2002, mark the end of material regulatory decisions expected from the CRTC until the next price cap review for 2006. As a result, three years of relative regulatory stability are expected going forward.

Capital markets in 2002 continued their pronounced scrutiny of company balance sheets, in 2002, placing increased focus on current and expected cash flow and debt loads. The importance placed on more traditional financial metrics has made the containment of operating costs and capital expenditures more significant, with capital markets rewarding those companies that are able to demonstrate strong positive cash flows and de-leveraging prospects. Credit rating agencies have become more conservative with their reviews, resulting in most telecom companies facing negative outlooks and/or receiving ratings downgrades on outstanding debt. In 2002, TELUS continued its Operational Efficiency Program (OEP), an initiative to significantly enhance productivity. The Company also significantly reduced its capital expenditures in 2002. Financial markets have reacted favourably to TELUS' initiatives and the improvement in cash flow that they entail.

In the current environment of slower revenue growth, industry players are generally more focused on profitable subscriber growth over mere market share or revenue expansion, and are emphasizing productivity. In addition, in this environment, strong and established players in the telecommunications market are beneficiaries of customers' flight to service quality and stability.

In 2003, telecom companies are expected to be generally more disciplined and to strive for profitable revenue growth and continued operating and capital cost containment. Growth prospects remain focused on enhanced data, Internet and wireless portfolios, with a continued decline in wireline local and long distance voice revenues. Due to the Company's strategic focus, its national operations and the capital investments it has made in the past several years, TELUS believes it is well positioned to take advantage of increased demand driven by IP-based solutions, such as wireless data services, broadband access, managed Web hosting, managed applications and entertainment. The wireless market in Canada is expected to continue its growth similar to what was experienced in 2002, which was an approximately 4% penetration gain (% of POPs) to 38%. There is the potential for consolidation within the industry from four to three national competitors. Trends seen in 2002 are expected to continue into 2003 including reduced churn rates, stabilization of ARPU, increased focus on network revenues and strong EBITDA growth despite relative flat industry net additions.


Key priorities and targets for 2003

TELUS will continue to be guided by its six strategic imperatives established in mid-2000. For 2003, TELUS is focusing and moving forward on the following priorities:

1. Continuing to deliver on our efficiency improvement objectives. TELUS is dedicated to driving a further $300 million in cost reductions in 2003, while turning to a number of programs to improve customer service, rationalize our products and eliminate bureaucracy.

2. Improving customer service. A planned outcome for 2003 of the ongoing operational efficiency program is to focus on improving systems and processes, increasing training and putting more decision making into the hands of the employees dealing directly with customers.

3. Enhancing our leadership position in the North American wireless industry. Building on the momentum from 2002, TELUS Mobility is targeting to increase EBITDA by 17 to 21% in 2003, and cash flow, as measured by EBITDA less capital expenditures, is set to more than double to the $175 to $200 million range.

4. Strengthen our financial position, based on improved operating performance. TELUS is intent on strengthening its current credit ratings. The Company wants to improve the three investment grade ratings and increase the fourth to also be investment grade. This is expected to be accomplished through generation of significant future free cash flow, which is planned to be applied primarily to reducing debt. While TELUS does not control the decisions of the rating agencies, the Company believes that delivering on our financial targets and improving our leverage ratios will ultimately have a positive impact.

5. Improving the operating and economic fundamentals of TELUS' business expansion into Ontario and Quebec. In 2003, the Company is prioritizing profitable growth as it drives to improve EBITDA and to achieve a breakeven position by 2004. This is expected to be enabled by cost containment including focus on increasing the percentage of business carried on TELUS network facilities ("on-net") and realizing certain post-acquisition integration synergies.

6. Achieving a settlement with our unionized employees. TELUS is committed to reaching a collective agreement that considers the competitive marketplace, balances the needs of all employees and provides the flexibility to meet the evolving needs of our customers.


Financial and operating targets and issues

The 2003 objectives in the table below were publicly announced on December 16, 2002. For projection purposes, the Company has reflected the expected negative impact of the 2002 price cap decision, but has not reflected any potential impact from any future regulatory decisions or federal Cabinet appeals. Review "Forward-looking statements" and "Risks and uncertainties" for the various factors that could cause actual future financial and operating results to differ from those currently expected.

Key assumptions for 2003 operational and financial targets and projections:
    * impacts of 2003 price cap decisions are approximately $80 million;
    * pension expense expected to increase by $65 million, whereas cash contributions increased by approximately $20 million;
    * potential impacts from future regulatory decisions and Cabinet appeals are not considered;
    * impacts of a potential work stoppage is not incorporated;
    * share-based compensation not to be expensed;
    * restructuring and workforce reduction costs expected to be recorded in 2003 are estimated to be approximately $20 million;
    * no prospective significant acquisitions or divestitures are reflected;
    * minimal cash income taxes due to utilization of tax losses carried forward;
    * cash outflow in respect of workforce reductions to be similar to that recognized in 2002 (approximately $280 million);
    * reinvestment of 20% of dividend payments into treasury shares;
    * maintenance of the accounts receivable securitization program;
    * no new equity issues other than through employee share purchase plans, dividend reinvestment plans, exercised options and warrants and no exercise of Verizon's anti-dilutive rights;
    * maintenance or improvement of credit ratings
    * a four-player wireless market;
    * no change in foreign ownership rules; and
    * assumed economic growth consistent with provincial and national growth estimates from the Conference Board of Canada. Annual growth forecasts include 3.8% for Canada, and provincial estimates of 3.2% for B.C., 4.5% for Alberta, 4.2% for Ontario and 3.8% for Quebec. Canadian inflation was assumed to be 2.2%.

There is no assurance that these assumptions or the 2003 financial and operating targets and projections will turn out to be accurate.


							2003 target		       2002		  Change
---------------------------------------------------------------------------------------------------------------------------------
 Consolidated
	Revenues					   $7.2 to $7.3 billion	        $7.0 billion	   $200 to $300 million
	EBITDA (1)					   $2.7 to $2.8 billion	        $2.52 billion	   $180 to $280 million
	Earnings (loss) per share			      35 to 55 cents	          (75) cents	      $1.10 to $1.30
	Capital expenditures				   Approx. $1.5 billion	        $1.7 billion	   $(200) million
	Free cash flow (2)				   $500 to $600 million		$(26) million	   $526 to 626 million
        Net debt to EBITDA				        3.0 times  	 	  3.3 times            (0.3) times

 Communications segment
	Revenue (external)				   $5.0 to $5.05 billion	$4.99 billion	   $10 to $60 million
		Non-ILEC revenue			   $575 million	                $527 million	   $48 million
	EBITDA (1)					   $2.075 to $2.15 billion	$1.98 billion	   $95 to $170 million
		Non-ILEC EBITDA				   Approx. $(60) million	$(107) million	   $47 million
	Capital expenditures				   Approx. $1.05 billion	$1.24 billion	   $(190) million
	High-speed Internet subscriber net additions	   150,000 to 175,000	        195,200	           (45,200) to (20,200)

 Mobility segment
	Revenue (external)				   $2.2 to $2.25 billion	$2.02 billion	   $180 to $230 million
	EBITDA (1)					   $625 to $650 million	        $535 million	   $90 to $115 million
	Capital expenditures				   Approx. $450 million	        $460 million	   $(10) million
	Wireless subscriber net additions		   400,000 to 450,000	        417,800	           (17,800) to 32,200
---------------------------------------------------------------------------------------------------------------------------------

(1) Earnings Before Interest, Taxes, Depreciation and Amortization, excluding Restructuring and workforce reduction costs.
(2) EBITA less capital expenditures, cash interest, cash taxes and cash dividents.

For 2003, TELUS expects earnings per share to improve significantly from the 75-cent loss in 2002. The improvement is planned to arise from an expected $95 to $170 million increase in Communications segment EBITDA and a $90 to $115 million increase in Mobility segment EBITDA.

The expectation of increasing 2003 EBITDA for the Communications segment is driven by operating efficiency savings and reduced losses in Central Canadian non-ILEC operations, partially offset by increased pension expenses of $65 million and increased impact from a full year of regulated local price reductions. Non-ILEC revenues are estimated to grow by approximately 9% for 2003 and non-ILEC negative EBITDA is estimated to improve by approximately 44% for 2003. Communications 2003 capital expenditures are expected to be lower than in 2002 due to lower expenditure requirements for high-speed ADSL and non-ILEC infrastructure, as well as lower payments for software and trademark licences from Verizon. High-speed Internet net additions are expected to be strong in 2003, but reflect a slower rate of growth consistent with market expectations. Communications positive cash flow (EBITDA less capital expenditures) is expected to increase by $285 to $360 million in 2003.

For the Mobility segment, targeted 2003 revenue growth is 9 to 11% and targeted EBITDA growth is 17 to 21%. Both revenue and EBITDA are being driven by wireless subscriber growth expectations of 13 to 15% and continued margin expansion from improved scale efficiencies. TELUS Mobility 2003 capital expenditures are expected to be directed toward capacity improvements for subscriber growth, continued enhancement of digital cellular coverage and ongoing improvements to the high-speed 1X data networks. Mobility positive cash flow (EBITDA less capital expenditures) is expected to increase by $100 to $125 million in 2003.

On December 16, 2002 TELUS provided guidance that it was targeting free cash flow (EBITDA less capex, cash interest, cash taxes and cash dividends) of $300 to $600 million for 2003 compared to negative $26 million in 2002. As a result of an agreement reached with tax authorities in late February 2003 with respect to converting future tax assets into taxes receivable, TELUS has increased the receivable by approximately $200 million to approximately $334 million. The Company now expects to receive approximately $200 million of such income taxes receivable in 2003 and expects that cash taxes will be a recovery of approximately $175 million, net of approximatelt $25 million of Large Corporations Tax. This is at the high end of the range previously provided . As a consequence, TELUS currently expects 2003 free cash flow to be $500 to $600 million. Free cash flow as defined is before expected workforce restructuring cash costs of approximatley $280 million. See Risk and Uncertainties - Tax matters.

TELUS has a stated policy objective to reduce the ratio of net debt to EBITDA (see "Liquidity and capital resource ratios") from 3.3 times at December 31,2002 to 3.0 times in December 31, 2003 and to further reduce this ratio to less than 2.7 times in December 31, 2004.


2003 financing plan

TELUS' financing plan for 2003 is to use free cash flow generated by its business operations to repay repurchase indebtedness including current maturities of long-term debt. Dispositions of assets and sales of certain businesses currently carried on by TELUS may also provide a source of funds. Leasing and incremental sales of accounts receivable will also be considered to provide further available liquidity to the Company and to meet any other financing requirements to the Company. Equity or quasi-equity issuances, especially in connection with any acquisition activity, could form a part of the financing activities. TELUS expects to maintain its current position of fully hedging its foreign exchange exposure. At the end of 2002, approximately 93% of TELUS' total debt was borrowed on a fixed-rate basis. Short-term obligations totalled $190 million at December 31, 2002 and the weighted average term to maturity of total debt was 6.6 years. TELUS believes that its internally generated cash flow, combined with its ability to access external capital including its bank credit facilities, provides sufficient resources to finance its cash requirements during 2003 and to maintain appropriate available liquidity. The Company generally expects to maintain a minimum of $1 billion in unutilized liquidity.


Risks and Uncertainties

The following sections summarize the major risks and uncertainties that could affect TELUS' future business results going forward.


Competition

Increased competition, including that arising from the consolidation and successful recapitalization of smaller industry players, may adversely affect market shares, volumes and pricing in certain of TELUS' business segments

Competition is expected to remain intense. Competitors are primarily focusing on local access, data and e.business services in the business market and high-speed Internet and wireless services across both the consumer and business markets, as these services offer the highest growth potential. Long distance is experiencing negative revenue growth and voice local access is experiencing a decline in network access lines. However, competitors remain intent on winning market share in the business local and long distance voice market.

   Wireline voice and data

TELUS expects local access competition activity in 2003 to focus mainly on the business market. TELUS' competitors offer varying arrays of long distance, local and advanced data/IP services. TELUS' major business market competitors are increasingly bundling long distance with price-discounted local access and advanced data, Web-based and e-commerce services. Certain of TELUS' competitors, having built extensive local fibre-optic facilities throughout Western Canada over the past several years, are increasingly focusing on marketing and revenue generation, particularly in the small and medium sized business market due to the size of this market, concentrated geographic urban clustering of and consequent attractive margins. Some of these competitors have financial strength and resources and other financially weaker competitors may gain improved financial strength and competitive viability as a result of re-capitalization after restructurings.

Competition is likely to continue to remain strong in the large business market. TELUS was formerly a member of Stentor, an alliance of the major regional Canadian telecommunications companies established to facilitate the provision of long distance and data services that cross provincial and national boundaries, and to facilitate planning and co-ordination of the provision of national services. In 1998, the former Stentor members agreed to unwind existing arrangements and replace them with a new set of commercial agreements. The former members, including TELUS, have largely developed their own systems and replacement products and services, and competition in the large business market has intensified accordingly.

During the past few years, TELUS has been active in building and acquiring local and cross-Canada fibre-optic facilities and Internet data centres (IDCs) in Central and Western Canada. TELUS is also continuing to build up a Central Canadian sales organization and an increasingly broader portfolio of business-oriented data and IP products and services. TELUS has been successful in increasing Central Canadian revenues to $840 million in 2002 as compared to negligible revenues in 1999. This growth has been accomplished through a combination of acquisition and internal growth. However, there can be no assurance that TELUS will continue to be successful in its efforts to expand its market share and profitability in Central Canada or that pricing will remain at reasonable levels as competition remains significant.

   Wireless

Competition in the Canadian wireless market is expected to remain intense in 2003 and is expected to increase in Western Canada. TELUS Mobility is targeting 400,000 to 450,000 net subscriber additions in 2003 and there is no assurance that it will achieve its objective given the level of competition and recent trend toward declining growth rates in the Canadian wireless industry. Bell Mobility entered Western Canada in the fall of 2001 and has built its own network and operational capabilities, launching its own 1X data network in urban centers in Alberta and B.C. in the fall of 2002. In addition, the roaming/resale agreements among TELUS Mobility, Bell Mobility and affiliates, and Aliant Telecom Wireless first operationalized in mid-2002 allows Bell Mobility to expand its availability and range of wireless services to approximately 2.5 million incremental POPs throughout rural Alberta and B.C. much sooner and more cost effectively than if it had to wait to fully build out its own duplicative rural network coverage. As a result, the entry of Bell Mobility in such rural areas, has increased the effective number of competitors to two in such regions. These agreements have similarly allowed TELUS Mobility, on a reciprocal basis, to expand its PCS network coverage and distribution in Central and Atlantic Canada by 6 million people, generally currently served by two other competitors, bringing TELUS Mobility's national digital coverage and addressable market to 27.4 million. There is no assurance that TELUS Mobility's marketing efforts will be as successful in the new markets as in existing coverage areas.

With up to four major players, including TELUS Mobility, currently operating in each region in the Canadian wireless marketplace, competitive rivalry is intense. Aggressive advertising and innovative marketing approaches are expected to continue to be the norm. Certain competitors have offered subsidized low or "zero" cost handsets and have lowered airtime prices in the past and may continue to do so. This could increase churn rates, cause marketing cost of subscriber acquisitions to remain high, and lower average revenue per subscriber. Microcell Telecommunications Inc. ("Microcell") has recently received creditor and court approval for the restructing of its debt and capital. Accordingly, this competitor may enhance its future competitiveness as a result of such restructuring and recapitalization efforts or alternatively be acquired by an existing competitor. Accordingly, other competitors may have increased scale resulting from consolidation or the financially weaker competitor may gain improved financial strength from the re-capitalization.

Wireless competition is also coming from new digital wireless technologies, which may be offered from both traditional and non-traditional sources, that deliver higher speed data/Internet services over current and next generation wireless devices. Such availability may also lead to increased re-subsidization costs related to the migration of existing subscribers to advanced feature handsets based on newer technologies. There can be no assurance that new services offered by TELUS Mobility will be available on time, or that TELUS Mobility will be able to charge incrementally for the services. (See "Technological advances")

   Wireline Internet access

While residential dial-up Internet access competition and growth have subsided, TELUS expects to face significant competition from high-speed Internet services of cable-TV companies. In response to extended high speed ADSL coverage by TELUS, cable-TV companies have increased their marketing efforts. With a Western Canadian industry high-speed Internet penetration rate already double that of the U.S., and continued economic uncertainty, industry growth for Internet service may decline more quickly than anticipated, resulting in reduced net additions for all industry competitors. TELUS could also experience high future rates of churn or subscriber deactivations if its current high quality of service and competitive pricing are not maintained.

In addition, current ADSL modem technology does not permit telecommunications companies to readily offer high-speed service to all of their service territories due to distance limitations and the condition of the lines extending from central offices to customer locations. Extended-reach ADSL modems now on the market are expected to eliminate some of these limitations and allow TELUS to address a broader geographical market, but there is no guarantee these limitations can be fully eliminated. As a result, there is no assurance that TELUS will be able to achieve its high-speed Internet subscriber growth targets.

Slower speed dial-up Internet access subscribers are declining due to competition and attractiveness of high-speed Internet. Losses to high-speed services of competitors are mitigated by our own efforts to transfer these customers to our own high-speed ADSL Internet service. There can be no assurance that the rate of loss of dial-up business or share retained by TELUS will be as expected.

   Voice over Internet Protocol (VoIP)

Internet telephony, also referred to as VoIP, continues to be a developing service that could negatively impact TELUS' local and long distance business over the next few years. This technology has been in operation for several years and in addition, next generation cable-TV modems are expected to allow cable-TV companies, from a technological standpoint, to begin offering VoIP over their cable networks. But in addition to the next generation cable modems, cable companies also need to make considerable investments in back office functions and infrastructure in order to deliver voice service comparable to the quality offered by traditional service providers. As a result, in December 2002, TELUS' principal cable-TV competitor announced a delay of up to five years in offering VoIP service; however, there is no guarantee that their plans will not change. TELUS launched its own VoIP initiative in the fall of 2001; however, there can be no assurance of the level of adoption for VoIP services in the market or that the provision of such service by TELUS would not cannibalize existing revenues. If significant VoIP competition develops, it could erode TELUS' existing market share of traditional local and long distance services and adversely affect future revenues and profitability.


Economic fluctuations

   Economic fluctuations may adversely impact TELUS

In 2002, North America's economy experienced lackluster performance. Interest rate cuts served to stimulate the economy, but the entire market was significantly impacted by the aftermath of the September 11, 2001 tragedy and a series of corporate accounting scandals which overshadowed investment market performance and eroded consumer confidence. During a period of slow economic growth, including that caused by global turmoil, residential and business telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services. In 2002, bad debt expense increased, primarily as a result of temporary billing conversion issues, as well as economic difficulties experienced by certain businesses and consumers.

Economic fluctuations could adversely impact TELUS' profitability and free cash flow, realization of income tax losses carried forward, return on invested pension assets and associated pension expenses, bad debt expense and/or require the Company to record impairments of the carrying value of its assets, including, but not limited to, its intangible assets with indefinite lives (which are its spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders' equity.

Financing and debt requirements

   TELUS' business plans and growth could be negatively affected if existing financing is not sufficient

TELUS may finance its future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank facility. In May 2002, the 364-day portion of the bank facility was renewed for $800 million (a reduction of $200 million from the original $1 billion) on substantially the same terms. Continued availability of the $800 million 364-day portion of the bank facility on a revolving basis is dependent on renewal of this portion of the facility on or prior to its maturity on May 28, 2003 on terms acceptable to TELUS. There can be no assurance that the 364-day portion of the bank facility will be renewed on terms acceptable to the Company. Failing such renewal, any amount drawn by TELUS on the 364-day portion of the facility which remains outstanding on May 28, 2003 will be available only for one year on a non-revolving basis. TELUS has not borrowed under and does not currently intend to borrow under the 364-day portion of the bank facility.

Disruptions in the capital markets, increased bank capitalization regulations, reduced lending to the telecom sector, reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available for corporate credits such as TELUS. The $1.5 billion, three-year revolving term portion of the bank facility matures on May 30, 2004. There can be no assurance that the bank facility will be renewed on terms and in an amount acceptable to the Company. In the absence of such renewal, the available liquidity of the Company may be negatively affected.

On July 26, 2002, TELUS entered into an agreement with an arm's length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As at December 31, 2002, TELUS had received aggregate cash proceeds of $475 million. Under the program, TELUS is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service. In the event this rating is not maintained, the Company may be required to wind down the program. A change in credit rating could impact TELUS' cost of and access to capital. There can be no assurance that TELUS can maintain or improve current credit ratings.

Consistent with its financial policy, TELUS intends to reduce its future debt leverage and is targeting a debt to EBITDA ratio of 3.0:1 in December 2003 and less than 2.7:1 in December 2004. This intention could constrain its ability to invest in its operations for future growth. There is no assurance TELUS will significantly reduce its debt leverage on a timely basis, if at all.

Tax matters

   Income tax assets may not be realized as expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation are continually changing. The Company has significant income taxes receivable and future income tax assets, including tax loss carry forwards. The timing of the monetization or realization of these receivables or tax assets is uncertain. The timing of the collection of the income tax receivable is substantially out of the control of the Company and is dependent on expected assessments, reassessments and other processes by the Canada Customs and Revenue Agency (CCRA) and other provincial tax authorities. Therefore, there can be no assurance that taxes will be sheltered as anticipated and/or the amount and timing of receipt of these assets will be as currently expected.

Dividends

   Current dividend levels may not be maintained

On January 1, 2002, TELUS reduced the quarterly dividend on its common shares and non-voting shares from 35 cents to 15 cents. This change aligned the dividend level with its growth strategy and current business profile. On July 25, 2002, TELUS announced that it had no intention of reducing the dividend further and that it is committed to the maintenance of the existing payout. While there is no current plan to change the dividend payout, TELUS reviews its dividend policy quarterly and there can be no assurance that a future change will not be implemented.


Human resources

   The outcome of outstanding labour relations issues may increase costs and reduce productivity

Collective agreement negotiations between TELUS and the TWU for a new collective agreement covering approximately 11,300 employees in Alberta and B.C. are ongoing. Existing agreements expired in December 2000. In the fourth quarter of 2002, TCI's application to the federal Minister of Labour for conciliation was granted and two federal conciliators were appointed. TCI and the TWU mutually agreed to extend the conciliators' appointment in January 2003 through a multi-phase process that may not conclude until the third quarter of 2003. There can be no assurance that the negotiated compensation expenses will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following these negotiations.

The TWU made an application to the CIRB in September 2002 seeking reconsideration of earlier CIRB decisions (dated February 9, 2001 and November 19, 2001) in which the CIRB declined to issue orders sought by the TWU to impose the terms and conditions of the predecessor BC TEL - TWU collective agreement on unionized employees in Alberta and instead held that the terms and conditions of the predecessor Alberta collective agreements would continue to apply to unionized employees in Alberta pending negotiation of a new collective agreement for the consolidated Alberta and B.C. bargaining units. In this 2002 application the TWU is again seeking an order that the BC TEL TWU agreement should apply to all unionized employees in Alberta and B.C. No decision with respect to this application has been rendered. There can be no assurances that compensation expense will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following this pending application.

In March 2001, the TWU also made an application to the CIRB to extend its existing TELUS bargaining unit in Alberta and B.C. to include TELE-MOBILE employees. In its application, the TWU is seeking to include non-unionized former Clearnet employees and unionized employees in the QuebecTel Mobilite operations. The TWU also challenged TELUS' position that unionized wireless employees in Alberta and B.C. are, for the purposes of labour relations, employees of TELE-MOBILE. In TELUS' view, by operation of law, TELE-MOBILE employees form a separate bargaining unit (or units) and collective bargaining in respect of unionized TELE-MOBILE employees should be conducted between TELE-MOBILE and the TWU. Both these issues are the subject of proceedings currently before the CIRB, which are anticipated to conclude by the third quarter of 2003.

In addition to the TELE-MOBILE application, the TWU has made two further applications seeking to extend its existing TELUS bargaining unit in Alberta and B.C. to include employees working in TELUS National Systems Inc ("TNS") and other TELUS employees working east of Alberta (with the exception of employees working in TELUS Quebec). The TNS applications was received in July 2002 and the "employees east of Alberta" application in November 2002. Both applications seek to include currently non-unionized employees and apply to them, the BC TEL-TWU collective agreement. Neither of these cases has yet been scheduled for a hearing by the CIRB. There can be no assurance that compensation expense will be as planned, or that reduced productivity will not occur as a result of or following any decisions made by these CIRB decisions.


   Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other employees is intense in the communications industry. The vast majority of existing share options are currently trading at less than their respective exercised prices, diminishing their effectiveness as a retention incentive. There can be no assurance that TELUS can retain its current key employees or attract and retain additional executive officers or key employees as needed. The loss of certain key employees, or a deterioration in employee morale resulting from organizational changes or cost reductions, including the Operational Efficiency Program, could have an adverse impact upon TELUS' growth, business and profitability.


Technology

   Changing technology in data, IP and wireless may adversely affect revenues, costs and the value of assets

The pace and scope of technological advancements in the communications industry are expected to continue to increase at a rapid rate. Three of the universal characteristics of technological advancements are lower unit costs, lower operating costs and increasing flexibility. This creates opportunities for new and existing competitors to offer price reductions and service differentiation to gain market share. TELUS' future success depends in part upon its ability to anticipate, invest in and implement new technologies with the levels of service and prices that its customers expect. TELUS may be required to make more capital expenditures than are currently expected if a technology's performance falls short of expectations and TELUS' earnings may also be affected if technological advances shorten the useful life of certain of its existing assets.

In 2002, TELUS began to convert its core circuit-based infrastructure to IP technology. This conversion to Next Generation Network (NGN) may allow TELUS to: (a) offer integrated services across voice, data and video applications to customers; (b) improve capital and operating efficiencies; and (c) deliver improved operating effectiveness in launching and supporting services. However, there is no assurance that the applications will be available or accepted by customers as planned, or that the efficiencies will materialize as expected.

   Reliance on systems and information technology (IT) may cause service problems

TELUS, as a complex telecommunications company, is reliant on many legacy and new IT systems and applications such as billing systems, customer relationship management software, order entry and service systems, network systems and the associated complex computer equipment and software. Customer service, revenue generation and the value of IT assets could be negatively affected if the cost of IT solutions is uneconomic, legacy systems fail, projects to integrate systems and applications or introducing new systems and software are not effective, and third party suppliers fail or do not meet their performance or delivery obligations.


   The digital protocols and technologies utilized by TELUS Mobility may become technologically inferior, which could adversely affect TELUS

The wireless industry is adopting second (2.5G) and third generation (3G) technologies that are expected to deliver increased data speeds required for many new wireless IP and data services. TELUS Mobility's Mike service uses the iDEN technology protocol and has had operational 2.5G packet data capability and service offerings for over two years. TELUS Mobility implemented initial 1X protocol 3G services on its digital CDMA PCS and cellular networks during 2002. While we believe TELUS Mobility's CDMA protocol has a reasonable and cost-effective migration path to future evolutions of higher speed 3G, there can be no assurance that it will be successful and timely. Work is ongoing to determine an optimal migration path for iDEN to 3G, but there can be no assurance that the selected path will be successful or that operating expenses and capital expenditures will be economical.

Furthermore, there can be no assurance that the digital wireless technologies utilized by TELUS Mobility today will continue to enjoy favourable market pricing. The pricing for handsets and network infrastructure is subject to change due to world market buying patterns and foreign exchange rates and as a result, there may be an adverse impact on TELUS' future expenditures.

TELUS' Mike digital wireless iDEN network is in part differentiated by its wide-area, high-capacity digital push-to-talk two-way radio dispatch services, which are marketed as Mike Direct Connect, as well as its installed base of customer work groups. These services are currently not available from any of TELUS' major wireless competitors and if they were, we believe that the installed base of Mike work groups would still represent a significant market advantage. Development of CDMA based push-to-talk technology may become commercially available within the next few years. TELUS also operates a CDMA network and does not currently expect CDMA push-to-talk services will be highly substitutable for those provided by the iDEN technology utilized by its Mike network. However, there can be no assurance that CDMA or other cellular technologies may not develop similar dispatch service functionality, which if successfully deployed and marketed could reduce or eliminate the competitive differentiation of TELUS' Mike network.


Regulatory

   Regulatory developments could have an adverse impact on TELUS' operating procedures, costs and revenues

TELUS' telecommunications services are regulated under federal legislation through the CRTC. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as long distance and some data services, and does not regulate the pricing of wireless services. Major areas of regulatory review currently include the services made available to competitors at cost-based rates and a detailed review of the ILECs' incremental costing methodology.

The outcome of the regulatory reviews, proceedings and court or federal Cabinet appeals discussed below and other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

   Contribution payment calculation modified by CRTC

The CRTC requires TELUS and other regional telephone companies to provide basic residential services at below-cost rates in high-cost service areas. The difference between the costs of these services and the rates charged for them is made up through higher prices for some services, and through a "contribution" payment from other TELUS services and services of other telecommunications providers. Effective January 1, 2001, the CRTC changed the method used to collect contribution payments from a per-minute charge on long distance services to a percentage of revenue charge on all telecommunications service providers including wireline, wireless, data and other services. Internet, paging and terminal equipment revenues are exempt from the revenue charge. The CRTC also changed the way in which contribution is pooled for subsequent distribution from separate company-specific contribution pools to one national contribution pool. This change resulted in a net positive EBITDA impact for TELUS in 2001.

In 2002, the percentage of revenue collection method and the national pooling of contribution payments continued, but the method of calculating the amount of contribution to be received by companies providing residential basic service in high-cost service areas changed. The CRTC decision modified the basis upon which the required subsidy to fund service to high-cost service areas is calculated. Rather than allowing recovery of company-specific costs, the CRTC reduced the costs that can be recovered through the contribution regime. As a result, the amount of contribution to be collected has been significantly reduced and the percentage of revenue charge applied to all telecommunications service providers was reduced to 1.3 per cent of eligible revenues in 2002, down from 4.5 per cent in 2001. In 2002, this resulted in a significant negative impact on TELUS' revenues and earnings and an estimated year-over-year reduction in EBITDA of $211 million.

TELUS appealed these decisions in a 'review and vary' application to the CRTC in September 2001. In October 2002, the CRTC denied TELUS' 'review and vary' request relating to the costing assumptions used in calculating the subsidy requirements. However, the CRTC noted that it would consider non-service specific expenses related to groupings of services in upcoming proceedings.

In January 2003, TELUS filed a petition to the federal Cabinet, requesting a variance of the CRTC's denial of its 'review and vary' application. The petition argues that the CRTC employs costs for regulatory purposes that do not reflect actual company-specific costs, contrary to the Telecommunications Act. The costs being used are below TELUS' actual costs, given the geography and population density in its operating territory in Western Canada. The federal Cabinet can take up to October 2003 to respond to this petition.

TELUS foresees no additional impacts in 2003 from these contribution decisions absent a favourable Cabinet decision; however, complete assurance that TELUS' future earnings will not be further adversely affected cannot be given.

   2002 price cap regulation decision

Price cap regulation and local competition were introduced in 1998. The CRTC adopted a facilities-based regulatory model that encouraged competitors to invest in facilities and did not provide discounts for use of incumbent facilities. In March 2001, the CRTC began its scheduled public review of the regulatory regime for 2002 and beyond. TELUS and other incumbent telecommunications companies sought to modify the price cap regime to achieve greater pricing flexibility for regulated services. Certain CLECs requested additional benefits including the use of incumbent facilities at a large discount. Some parties also requested that the CRTC impose penalties on the incumbent companies for failure to meet CRTC-established quality of service indicators. On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 (for TELUS Communications Quebec Inc., a four-year period beginning August 2002). The impact of these decisions was a decrease in consolidated EBITDA of $57 million for the twelve-month period ended December 31, 2002, when compared to the same period one year earlier.

The CRTC price cap decisions confirmed TELUS' preferred regulatory model of facilities-based competition, did not introduce the significantly larger discounts of up to 70 per cent for use of ILEC facilities sought by competitors, and allowed TELUS to benefit as it becomes more efficient over and above an annual 3.5 per cent productivity factor on a subset of its services. However, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused a negative impact on TELUS earnings. The price cap decision initiated a number of implementation proceedings, some of which are expected to be concluded in 2003. TELUS anticipates an approximate $80 million negative EBITDA impact for 2003. TELUS can give no assurance that earnings will not be further adversely affected as rules are reviewed, adjusted or changed. The price cap decision also established a penalty regime for ILECs that do not meet the quality of service standards approved by the CRTC. TELUS expects to pay some penalties for the initial reporting period ending June 2003, but this amount is not expected to materially affect the Company's earnings in 2003. However, there can be no assurance that these penalties will not significantly affect earnings in the future.

   Terms of access

TELUS is participating in a CRTC proceeding to establish terms of access to tenants in multi-unit dwellings such as apartment buildings and office complexes. Building owners are currently demanding substantial fees for such access. An interim decision was issued by the CRTC in September 2001 whereby local exchange carriers, such as TELUS, would "own" in-building wires in existing buildings. As for new buildings, the building proprietors would "own" the in-building wires. A further decision on this matter is expected in 2003. There can be no assurance that the outcome of this decision will not be materially adverse for TELUS.

A January 2001 decision by the CRTC on the payment of fees for access to municipal rights of way was favourable to telecommunications and cable-TV companies, generally restricting payments to reimburse the municipalities' direct costs caused by the construction of the communications facilities, but rejecting annual fees to occupy the land. However, this decision was appealed to the Federal Court of Appeal by certain cities in February 2001. A majority decision from the Court in December 2002 denied the appeal. A motion for leave to appeal this decision to the Supreme Court of Canada was filed by the municipalities in March 2003. If granted, the appeal would likely be heard late in 2004 or 2005. If annual fees are charged, the earnings of TELUS would be affected.

   Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and therefore require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates and controls the allocation of spectrum to users and licenses radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, SMR, ESMR and PCS systems, among others, require such licences. Effective April 2001, TELUS Mobility's PCS and cellular licences were renewed for a five-year period under the same terms and conditions, such as: meeting certain performance levels, meeting Canadian ownership requirements, obligations regarding coverage and build-out, spending at least 2 per cent of certain PCS and cellular revenues on research and development, annual reporting, and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant.

   Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act and the Radiocommunication Act. Although TELUS believes that TELUS and its subsidiaries have at all times been in compliance with the relevant legislation, there can be no assurance that a future CRTC or Industry Canada determination or events beyond TELUS' control will not result in TELUS ceasing to comply with the relevant legislation. In addition, TELUS believes that it has fully and satisfactorily addressed certain foreign ownership-related issues raised by Industry Canada in the course of its review of TELUS Mobility's eligibility to hold the 24-38 GHz and additional PCS spectrum licences provisionally awarded to it, and TELUS expects such licences to be awarded to TELUS Mobility. However, there can be no assurance that it will receive such licences.

TELUS believes that TELUS Mobility has complied with all eligibility requirements and notes that Industry Canada renewed its PCS licences in April 2001, but should a favourable determination not be made, the ability of TELUS' subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act could be jeopardized and TELUS' business could be materially adversely affected if TELUS becomes subject to proceedings before the CRTC or Industry Canada with respect to compliance with the relevant legislation. TELUS could be materially adversely affected, even if TELUS were ultimately successful in such a proceeding.


Process risks

   Billing/revenue assurance

TELUS has acquired several companies with a variety of billing systems. The number of different billing systems at TELUS presents the risk that the systems are not sufficiently integrated, causing unrecognized revenue leakage, billing errors in customer accounts and incorrect and inaccurate information being shared. Given the volume and variety of transactions from these billing systems, there is a potential impact on TELUS revenues, which may adversely affect the earnings of TELUS.

   Cost and availability of services

The availability of various data, video and voice services in CLEC regions where the Company's wireline network is only partly available represents a significant challenge in terms of delivery deadlines, quality and costs of services. The lease of facilities from other telecommunications companies and rebilling for the use of their networks may prove to be costly and unprofitable. To offset these costs and to enhance profitability, the Company must implement an efficient capital investment plan that enables the migration of these services on to its own network. Although efforts are being made in this regard, the Company cannot provide assurance as to results.

   Efficiency

To remain cost competitive and maintain profitability when prices are lowered by regulatory and/or competitor actions, it is important for TELUS to continue reducing costs. Beginning in 2001 and continuing through to 2003, TELUS has undertaken a multiphase operational efficiency program (OEP) aimed at improving operating and capital productivity and competitiveness. The OEP is a multifaceted program that is focused on reducing staff, optimizing the use of resources and maintaining and ultimately improving customer service. This is being accomplished by consolidating functions, closing and consolidating facilities and streamlining processes. While approximately 5,200 of the targeted 6,500 staff reductions planned for 2002 and 2003 were complete by end of 2002, there can be no assurance that the targeted staff reductions, financial goals and maintenance and improvement of customer service levels will be achieved in 2003. If TELUS is unable to reduce costs for any reason, we may not achieve cost competitiveness and the profitability required to be attractive to investors.

Further, with the local price cap formula regime that was in place from 1998 through to 2002, there was a decrease in certain local prices by a 4.5 per cent productivity factor less inflation, which under the new regime, has changed to a 3.5 per cent factor until 2006. It is expected that ongoing efficiency programs are necessary in order to avoid an adverse impact on earnings.


Health and safety

Concerns about health and safety, particularly in the wireless business, may affect future prospects

   Radio frequency emission concerns

There have been studies which have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. However, there is substantial evidence, as determined and published in numerous scientific studies worldwide, supporting the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. TELUS believes that the handsets sold by TELUS Mobility comply with all applicable Canadian and U.S. government safety standards.

There can be no assurance that future health studies, government regulation or public concerns about the health effects of radio frequency omissions would not have an adverse effect on the business and prospects for TELUS' wireless business. For example, public concerns could reduce customer growth and usage or increase costs as a result of the need to modify handsets and from product liability lawsuits.

   Responsible driving

TELUS promotes responsible driving and recommends that driving safely should be each wireless customer's first responsibility. The Insurance Corporation of B.C. and the University of Montreal have released studies showing an increase in distraction levels for drivers using wireless phones while driving (other activities such as eating, smoking or tuning the radio, were also shown to increase driver distraction). In December 2002, Newfoundland and Labrador banned drivers' use of handheld wireless phones while still allowing the use of hands-free wireless kits. There can be no assurance that other provinces will not follow. TELUS believes that current laws already adequately address all forms of careless and negligent driving and that laws that are specific to mobile phones are unnecessary and counterproductive. There can be no assurance that laws against utilization of wireless phones while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels and wireless revenues.


Strategic partners

   TELUS' interests may conflict with those of its strategic partners

While strategic alliance partners such as Verizon are expected to assist TELUS in executing its growth strategy in Canada, their interests may not always align with those of TELUS. This could potentially affect the speed and outcome of strategic and operating decisions. Also, the insolvency of Genuity and the sale of its assets to Level 3 could potentially affect TELUS' provisioning of certain IP-based telecommunications services, especially into the U.S., and the current arrangements among TELUS, Verizon and Genuity.

   Sales of substantial amounts of TELUS shares by our strategic partners may cause our share price to decline

Some of TELUS' strategic partners may decide to sell all or part of their share positions. For example, Motorola is permitted to sell its 9.7 million non-voting shares, a 2.8 per cent economic interest. Verizon could sell a portion of its 73.4 million common and non-voting shares, a 21.2 per cent economic interest, although it is not permitted to reduce its shareholding to less than 19.9 per cent of all outstanding common and non-voting shares without the prior approval of a majority of the independent directors on the TELUS Board. Sales of substantial amounts of TELUS shares, or the perception that these sales may occur, could adversely affect the market price of TELUS shares.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 10, 2003
						TELUS Corporation



						__ "James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary